SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491 482 87 00

(Address of principal executive offices)

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Telefónica, S.A.

Item		Sequential Page Number
1.	Quarterly Results of Telefónica Group: January - June 2013	1

FINANCIAL HIGHLIGHTS

•	Revenues turned back to year–on-year organic growth in the second quarter:

•

Revenues totalled 14,421 million euros in the second quarter of the year, up 0.5% year-on-year in organic terms, with strong acceleration in Latin America (+10.4% year-on-year) and improving trends in Europe. Latin America accounted for 51% of consolidated revenues.

•

Revenues in the first half of 2013 amounted to 28,563 million (-0.5% year-on-year in organic terms), and continued to reflect, in reported terms, the impact of exchange rate fluctuations (-5.5 percentage points) and the changes in the perimeter of consolidation (-1.8 percentage points).

•	Excluding the negative impact of regulation, revenues would have grown by 1.0% organic year-on-year, accelerating its growth in the second quarter up to 2.1%.

•	OIBDA totalled 4,854 million euros in the second quarter (-0.7% year-on-year in organic terms):

•	OIBDA for the first half of the year amounted to 9,421 million euros, remaining virtually unchanged year-on-year (-0.4% organic).

•

Consolidated OIBDA margin remained stable year-on-year in the first half of the year (-0.4 percentage points in the quarter), reflecting both the increased commercial activity and the ongoing execution of the Company’s efficiency measures.

•	Operating cash flow (OIBDA-CapEx) amounted to 5,518 million euros in the first half of the year (+3.4% year-on-year in organic terms).

•	Basic earnings per share stood at 0.46 euros in the first half of 2013 (0.25 euros in the second quarter).

•	Net income totalled 2,056 million euros, 0.9% lower than in first half of 2012 (1,154 million euros in the second quarter, -13.1% year-on-year).

•	Free cash flow totalled 1,451 million euros at June (1,908 million euros in the second quarter) and includes spectrum payments of 1,110 million.

•	Net debt stood at 49,793 million euros at June while the leverage ratio stood at 2.40 times.

•

Including post-closing asset portfolio transactions (disposal of T. Ireland, Inversis and 40% of Central America), net debt would have been reduced by further 1.179 million euros, to 48,614 million euros (leverage ratio of 2.36 times), implying a debt reduction close to 10 billion euros since June 2012.

•	First-half results are in line with the Company’s internal estimates allowing to reiterate the financial and operating targets for 2013.

•	Progressive stabilisation in our key markets continued:

•

In Spain, sales improved and total revenues (fixed + mobile), excluding handset sales, fell 10.4% year-on-year in the quarter (-10.9% in the first half of the year). At the same time, deep progress in the execution of the transformation programme resulted in a higher operating leverage. The OIBDA margin in the quarter stood at 48.4% (+3.6 percentage points year-on-year in organic terms) and at 47.7% in the first half (+4.0 percentage points in organic terms). The improvement in efficiency levels is also reflected in the operating cash flow (OIBDA – CapEx) performance, which totalled 2,502 million in the first half (+0.2% year-on-year in organic terms).

•

In Brazil, VIVO strengthened its market position and the contract mobile accesses increased 20% year-on-year driven by strong demand for smartphones (+101% year-on-year). The fixed business saw a change in the commercial activity trend as fixed broadband net adds stood at 84 thousand in the quarter. Thus, revenues increased 3.1% year-on-year in the quarter in local currency (+3.0% in the first six months) to 3,167 million euros (+4.8% in the quarter excluding regulatory impacts). The OIBDA margin was 32.1% in the quarter, impacted by the intense commercial activity in the high value customers (32.2% in the first half of the year).

•

In the UK the gradual improvement of the business continued, which along with the success of the new tariffs launched during the quarter (“O2 Refresh”), resulted in a sustained commercial intensity. Therefore, mobile service revenues improved its year-on-year trend for the third quarter in a row and fell 0.9% year-on-year in the second quarter excluding regulatory impacts (-1.9% in the first half). OIBDA amounted to 419 million euros in the quarter (757 million in the first six months of the year), and the margin reached 25.8% in the second quarter (23.4% in the first half), although it is affected by exceptional items (capital gain of 73 million euros for the sale of the fixed business assets in the second quarter and 48 million euros in restructuring costs, out of which 40 million euros corresponded to the second quarter).

Comments from César Alierta, Executive Chairman:

“We have achieved significant progress in the execution of our transformation process during the second quarter of 2013 which is starting to reflect in an improved performance of both our operational and financial metrics. The quarter shows a clear intensification of the commercial activity, especially in high value segments, driven by a robust demand in mobile data, resulting in a strong growth of smartphones, and ultra-broadband (fiber, VDSL).

The intense commercial activity also yields a strong acceleration of revenue which returns to organic growth in the second quarter and is driven by double-digit growth in Latin America and the improvement of the business in Europe. The on-going implementation of the transformation process has allowed us to achieve significant efficiency gains, which we have reinvested in strengthening growth. Despite the higher commercial activity, we were able to maintain margins virtually stable.

Additionally, during this quarter we have made significant progress in the process of improving our financial flexibility. An intensive management activity of the asset portfolio complemented by a cash generation of close to 2 billion euros in the quarter has allowed us to reduce our net debt by 10 billion euros since June 2012.

Both the evolution of the business and our financial performance has placed us in a position of strength from which we announced the agreement to acquire KPN’s German subsidiary, E-Plus, by Telefónica Deutschland to create a leading operator in the largest European market. This is clearly an operation which makes great strategic sense and that will generate significant benefits for consumers, society and our shareholders.”

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June	% Chg		April - June	% Chg
	2013	Reported	Organic	2013	Reported	Organic
Revenues	28,563	(7.8)	(0.5)	14,421	(6.8)	0.5
Telefónica Latin America	14,682	(1.9)	8.6	7,451	0.1	10.4
Telefónica Europe	13,392	(11.2)	(9.7)	6,717	(10.7)	(8.8)
Other companies & eliminations	488	(47.9)		253	(49.4)
OIBDA	9,421	(9.7)	(0.4)	4,854	(9.3)	(0.7)
Telefónica Latin America	4,646	(10.9)	5.1	2,341	(12.1)	2.7
Telefónica Europe	4,864	(6.0)	(4.5)	2,516	(5.7)	(4.1)
Other companies & eliminations	(88)	c.s.		(3)	c.s.
OIBDA margin	33.0%	(0.7 p.p. )	0.0 p.p.	33.7%	(0.9 p.p. )	(0.4 p.p. )
Telefónica Latin America	31.6%	(3.2 p.p. )	(1.0 p.p. )	31.4%	(4.4 p.p. )	(2.3 p.p. )
Telefónica Europe	36.3%	2.0 p.p.	2.0 p.p.	37.4%	2.0 p.p.	1.8 p.p.
Operating Income (OI)	4,316	(18.6)	(5.4)	2,250	(19.3)	(7.7)
Telefónica Latin America	2,136	(21.8)	0.9	1,058	(25.6)	(5.1)
Telefónica Europe	2,394	(10.6)	(8.7)	1,265	(11.0)	(9.3)
Other companies & eliminations	(213)	96.3		(73)	34.0
Net income	2,056	(0.9)		1,154	(13.1)
Basic earnings per share (euros)	0.46	(0.7)		0.25	(13.8)
CapEx	3,903	6.7	(7.6)	1,962	0.9	2.8
Telefónica Latin America	1,716	(10.2)	2.0	1,091	8.6	22.9
Telefónica Europe	2,115	35.4	(13.7)	829	1.1	(11.1)
Other companies & eliminations	72	(61.0)		43	(64.7)
OpCF (OIBDA-CapEx)	5,518	(18.5)	3.4	2,891	(15.1)	(2.7)
Telefónica Latin America	2,930	(11.3)	6.9	1,251	(24.6)	(9.6)
Telefónica Europe	2,749	(23.9)	(0.5)	1,687	(8.7)	(1.1)
Other companies & eliminations	(160)	14.4		(46)	(54.7)

•	Reconciliation included in the excel spreadsheets.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.
•	OIBDA margin calculated as OIBDA over revenues.
•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.
•	Other companies & eliminations include the results of Atento in the first quarter of 2012.
•	CapEx includes 834 million euros from the spectrum acquired in the first half of 2013: 671 million euros in United Kingdom and 24 million euros in Uruguay in the first quarter, 65 million euros in Spain, 47 million euros in United Kingdom and 28 million euros in Brazil in the second quarter. In the first half of 2012 it includes 5 million euros from the spectrum acquired in Nicaragua and 1 million euros from the spectrum acquired in Ireland in the first quarter.
•	From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the fiscal year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.
•	Organic growth / 2013 guidance: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition. 2012 adjusted bases exclude: capital gains/losses from companies’ disposals (capital gains/losses from China Unicom, Atento, Hispasat and Rumbo), impairment of T. Ireland, homogeneous perimeter (2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures) tower sales and change in contractual commercial model for contract handsets in Chile.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

During the second quarter of the year, Telefónica continued to advance on several initiatives, within the transformation strategy which is being executed since last year and which is delivering visible results each quarter, despite a challenging economic backdrop and a highly competitive environment in key countries. On the one hand, the Company continued to adapt to customer needs and to stay ahead in a changing environment, with a refreshed commercial offer which allows to increase customer satisfaction and to reduce churn. On the other hand, progress continued to be achieved on the simplification of the operating model, delivering higher levels of efficiency and quality.

As a result, revenues turned back to post a year-on-year organic growth in the second quarter, boosted by the acceleration of the commercial activity, especially in Latin America, driven by a increasing demand for smartphones. OIBDA was relatively stable year-on-year (-0.7% year-on-year in organic terms in the second quarter; -0.4% in the first six months) reflecting the savings and efficiencies achieved, and despite the higher commercial effort, while free cash flow significantly improved both year-on-year and quarter-on-quarter. At the same time, The Company continued to prioritize investment towards growth activities and to reduce debt.

Telefónica managed 317.3 million accesses at the end of June, up 2% year-on-year, affected by the sale of the fixed business assets in the UK (720 thousand accesses) in the second quarter, the disconnection of 114 thousand mobile contract accesses in Czech Republic and the application of more restrictive accounting criteria for the prepay segment.

•

Mobile accesses stood at 249.5 million, up 2% compared with June 2012, driven by the contract segment, which accelerated its growth to 8% year-on-year and now accounts for 34% of total mobile accesses (+2 percentage points year-on-year). The Company strengthened its position in this high value segment and during the second quarter ramped up its pace of customer capture and commercial activity, particularly in smartphones, with net contract additions of 2.1 million, the highest since the third quarter of 2011.

•

Mobile broadband accesses stood at 63.3 million at the end of June, posting the largest year-on-year growth since the second quarter of 2012 (+41%), almost 7 percentage points higher than the first quarter and increasing its penetration rate up to 25% of mobile accesses (+7 percentage points year-on-year). This strong commercial activity continued to be underpinned by the significant increase in smartphones, with a record of 8.2 million net additions in the quarter, three-fold the figure in the first quarter and more than double the figure in the same period of previous year. The smartphone penetration rate stood at 24% of mobile accesses in June 2013 (+8 percentage points year-on-year and +3 percentage points quarter-on-quarter).

•

Retail broadband accesses totalled 18.3 million at the end of June and improved its growth up to 2% excluding the impact of the sale of the assets of the fixed business in the UK (+2% up to March). Net additions in the quarter stood at 165 thousand customers, 4.4 times more than in the first quarter and 1.9 times more than in the same period of 2012.

•

The acceleration in commercial activity in the quarter was mainly driven by Telefónica Latinoamérica, with mobile contract net adds rising by 44% compared with the first quarter of 2013 and by 64% compared with the second quarter of 2012, reflecting the focus on high-value customers, especially on smartphones (net additions in the quarter were 4.4 times higher than in January-March 2013 and 2.5 times higher than in April-June 2012). There was also a marked improvement in the operating performance of the fixed business, mainly driven by broadband, with net adds in the quarter 1.6 times higher than in the January-March period, to reach 214 thousand accesses.

Additionally, Teléfonica Digital has further progressed with the launch of new services which continue to transform the Company towards a digital telco operator, to capture all the growth opportunities in this environment, while Telefónica Global Resources has further advanced in the execution of its priority projects for the year, which allow accelerating the transformation into a fully global model.

It is important to note that Atento Group deconsolidated its results from the Telefónica Group as of the end of November 2012 (following the disposal of the Company during the fourth quarter of 2012), therefore affecting year-on-year comparisons of Telefónica’s reported financial results. The results of the UK fixed business assets were also excluded from 1 May following the sale of its assets in April 2013.

Year-on-year performance was also negatively impacted in the first half by exchange rate fluctuations, mainly due to the devaluation of the Venezuelan bolivar from 1 January 2013, and the depreciations of the Brazilian real and the Argentine peso. The negative impact over revenues is slightly higher in the second quarter than in the first, due to the higher depreciation of the Brazilian real. Thus, in the first half and in the second quarter exchange rates reduced revenue growth by 5.5 percentage points and 5.6 percentage points respectively, while the impact on OIBDA was -5.4 percentage points and -5.3 percentage points respectively. Moreover, changes in the perimeter of consolidation reduced revenue growth by 1.8 percentage points in the first half and by 1.7 percentage points in the second quarter and reduced OIBDA growth by 1.2 percentage points and 1.3 percentage points, respectively.

Revenues in the first half of 2013 totalled 28,563 million euros, down 7.8% year-on-year (-6.8% in the quarter). In organic terms, however, revenues started to grow again in the quarter (+0.5% year-on-year), limiting the year-on-year decline in the first six months to 0.5%. This acceleration was fuelled by Telefónica Latinoamérica, where growth accelerated by 3.5 percentage points to 10.4% year-on-year in April-June, whilst Telefónica Europe improved by 1.7 percentage points to -8.8% year-on-year. Excluding the negative impact of regulation, consolidated revenues in organic terms would have grown by 1.0% compared with the first half of 2012, accelerating its growth in the second quarter up to 2.1%.

By region, Telefónica Latinoamérica is the Group’s growth engine, accounting for 51.4% of consolidated revenues in the first half of the year (+3.1 percentage points year-on-year) while Telefónica Europe and Telefónica España’s contributions fell to 46.9% (-1.8 percentage points) and 23.0% (-2.0 percentage points), respectively.

Mobile data revenues are the other key lever for the Telefónica Group’s growth. Another quarter maintained a solid growth, rising by 9.8% year-on-year in organic terms (+9.6% in the first half) and accounted for 36.4% of mobile service revenues in the year (up 3 percentage points compared with the first half of 2012). Non-SMS data revenues growth ramped up sequentially to 22.1% year-on-year in organic terms (+22.0% in the half year) and now account for 63% of total data revenues (57% in the second quarter of 2012).

Operating expenses amounted to 19,774 million euros in the first six months of 2013, posting a year-on-year decline of 0.1% in organic terms (-7.0% reported) on the back of the cost savings from the efficiency initiatives implemented. In the second quarter there was a change in the year-on-year trend for expenses, which rose by 1.8% in organic terms.

Breakdown by components:

•

Supplies decreased by 1.5% year-on-year in organic terms in the semester (-6.8% reported), due to lower interconnection costs and handset purchase costs at Telefónica Europe following the new commercial model, mainly the subsidy elimination in Spain. In the second quarter, however, supplies grew by 1.0% in organic terms (-4.7% reported) as a result of a provision reverted in Brazil in the second quarter of 2012. Excluding this effect, supplies would still have fallen year-on-year in organic terms.

•

Personnel costs increased 4.4% in organic terms in the year (-15.5% in reported terms) mainly due to higher costs in Latin America stemming from the negative impact of inflation in some countries in the region. However, the growth rate eased compared with the first quarter (+4.1% versus +4.7%) thanks to the larger decline at Telefónica Europe, mainly due to the higher savings in Telefónica España. This item also reflects non-recurrent restructuring expenses amounting to 98 million euros in the first half (52 million euros in January-June 2012) primarily in Brazil, the UK and Czech Republic of which 40 million euros were reported in the UK in the second quarter.

The average headcount was 131,882 employees, down slightly compared with the first half of 2012 (-3.5%) excluding the impact of the deconsolidation of Atento.

•

Subcontract expenses fell 1.0% year-on-year in the first half in organic terms (-1.6% reported) due to the reduction in commercial costs in Europe, mainly in handset subsidies and advertising, as a consequence of the new commercial strategy launched in 2012, and savings due to efficiency programs and process simplification. In the second quarter there were higher commission, advertising and third-party expenses in Latin America due to the increased mobile commercial activity. This resulted in organic growth of 0.6% (+0.6% reported).

Gains on sales of fixed assets in the first half of 2013 amounted to 152 million euros, of which 126 million euros were booked in April-June, mainly associated with the capital gain from the disposal of the assets of the fixed business in the UK (73 million euros), the capital gain from the sale of the stake in Hispasat (21 million euros) and the sale of non-strategic towers in Latin America (35 million euros of impact in OIBDA), partly offset by the impairment of Telefónica Ireland (16 million euros). In the first half of 2012 this item amounted to 285 million euros (149 million euros in the second quarter), mainly explained by the sale of non-strategic towers in Latin America and Spain for 211 million euros (88 million euros in the second quarter).

Operating income before depreciation and amortisation (OIBDA) reached 9,421 million euros, virtually unchanged in organic terms (-0.4%) compared with the same period in 2012 (-9.7% reported), following a year-on-year decline of 0.7% in the second quarter in organic terms due to the lower growth at Telefónica Latinoamérica as a result of increased commercial activity targeting high-value customers.

The OIBDA margin stood at 33.0% in the first half, stable compared with the same period in 2012 in organic terms, highlighting the solid execution of the Company’s transformation strategy (cost saving and efficiency initiatives), and the benefits of Company’s scale and diversification. In the second quarter the margin stood at 33.7%, down 0.4 percentage points year-on-year, due to the increased erosion at Telefónica Latinoamérica which was not offset by the improvement at Telefónica Europe.

Depreciation and amortisation (5,105 million euros in the first half, -0.5% reported) grew by 4.5% year-on-year in organic terms (+6.6% in the second quarter) mainly due to growth in depreciation and amortisation in Brazil, principally driven by an accelerated depreciation on TV MMDS assets and on higher depreciation and amortization in Venezuela and Argentina. The total depreciation and amortisation charges arising from purchase price allocation processes totalled 425 million euros, down 13.6% from January-June 2012, mainly due to lower charges assigned to Telefónica Europe and to the impact of the exchange rate in Brazil.

Operating income (OI) totalled 4,316 million euros in the first half, down 5.4% year-on-year in organic terms (-18.6% in reported terms).

Share of profit (loss) of investments accounted for by the equity method amounted to 28 million euros in the first half, turning its sign compared with the same period in 2012 (-498 million euros, mainly due to Telco, S.p.A.‘s adjustments of the value of its investment in Telecom Italia).

Net financial expenses amounted to 1,399 million euros in the first half of the year, of which 47 million euros were due to negative forex differences. Excluding this effect, net financial expenses fell 13.6% compared with the same period in 2012 thanks to the reduction in average debt in the period (-8.5% compared with June 2012) and the lower cost of gross debt due to lower interest rates and the smaller weight of higher rate currencies (mainly the Colombian peso). This implies an effective cost of debt excluding exchange forex of 5.23% over the last 12 months (5.37% at 31 December 2012).

Corporate income tax in the first half of 2013 stood at 751 million euros, down 21.8% year-on-year. Thus, the effective tax rate in the semester decreased to 25.5% (-4.3 percentage points year-on-year) due to the impact of the application of tax credits mainly in the second quarter.

Profit attributable to minority interests reduced first-half net profit by 138 million and was down 24.2% year-on-year mainly as a result of the lower profit attributed to minority interests in Brazil, affected by the exchange rate.

As a result, consolidated net income totalled 2,056 million euros, -0.9% compared with the first half of 2012 (-13.1% year-on-year in the quarter) while basic earnings per share decreased by 0.7% year-on-year to 0.46 euros and to 0.25 euros in the second quarter (-13.8% in the quarter).

In the first half in underlying terms, net income and basic earnings per share fell year-on-year by 8.4% and 9.2% euros per share respectively (-8.8% and -9.6% in April-June year-on-year).

With regard to investment, the Company continues to focus on reassigning resources to growth and transformation activities (84% of the total), leveraging on the efficiencies achieved in areas such as IT, procurement, improvement of quality indices and churn reduction. CapEx in the first half totalled 3,903 million euros (+6.7% year-on-year) and included 834 million euros relating to the acquisition of spectrum; in the UK (671 million euros) and Uruguay (24 million euros) in the first quarter and in Spain (65 million euros), the UK (47 million euros) and Brazil (28 million euros) in the second quarter. Excluding this impact along with exchange rate fluctuations and changes in the perimeter of consolidation, CapEx was down by 7.6% compared with January-June 2012.

Consequently, operating cash flow (OIBDA-CapEx) rose 3.4% year-on-year in organic terms in the first half, continuing the growth trend initiated in the fourth quarter of 2012.

Interest payments totalled 1,512 million euros, 18.8% lower than in the first six months of 2012 due to the abovementioned reduction in net financial expenses (-13.6% year-on-year) and other non-recurrent effects.

Payment of taxes in the first half stood at 878 million euros, higher than the figure for the same period of 2012, mainly as a result of the increase in payments on account in Spain following the approval of new tax measures.

In the first half working capital improved by 758 million euros year-on-year and consumption stood at 1,238 million euros. This performance was mainly driven by lower customer financing, lower working capital consumption associated with licences and Atento’s deconsolidation. Particularly noteworthy is the generation of 63 million euros of positive working capital in the second quarter of the year compared with a consumption of 1,301 million euros in the first quarter. This is largely due to the seasonality of investment payments, which are normally higher in the first half of the year, especially in the first quarter.

Operations with minority shareholders in the first half amounted to 289 million euros, 105 million euros more than in the same period of 2012 due to the payment of Telefónica Deutschland dividend in the second quarter of 2013.

As a result, free cash flow amounted to 1,451 million euros in the first six months of 2013 (1,727 million euros in January-June 2012), including spectrum payments of 1,110 million euros (425 million euros in the first half of 2012). Excluding this impact, free cash flow would have totalled 2,562 million euros, up 19.0% year-on-year as a result of lower interest payments and the positive change in working capital.

Net financial debt stood at 49,793 million euros at the end of June 2013, down 8,517 million euros compared with June 2012 and 1,466 million euros versus December 2012. Including post-closing events (40% sale in Central America’s assets, sale of 100% of T. Ireland and Inversis), net debt would stand at 48,614 million euros.

Debt reduction in the first half is mainly due to free cash flow generation before spectrum payments of 2,562 million euros (up 409 million euros compared with the same period of 2012) and other factors including the net sale of treasury shares, the decrease in the present value of obligations due to fixed rate derivative transactions, accrued interest lower than payments and other effects totalling an additional 835 million euros of debt reduction.

In contrast, factors contributing to increase debt in the first half include the payment of spectrum (1,110 million euros), payment of commitments (403 million euros), net financial investments (51 million euros) and the impact of fluctuating exchange rates (367 million euros) including the devaluation of the Venezuelan bolivar (873 million euros), which is partly offset by the depreciation of other Latin American currencies and of sterling pound against the euro.

The leverage ratio (net debt over OIBDA) for the past 12 months stood at 2.40 times at the end of June 2013. The ratio is reduced to 2.36 times once considered post-closing events (40% sale in Central America’s assets, sale of 100% of T. Ireland and Inversis).

In the first half of 2013, Telefónica’s financing activity, excluding short-term Commercial Paper Programmes activity, has been intense through bond and loan markets executing operations for an amount close to 7,800 million equivalent euros. The financing activity was mainly focused on financing in advance debt maturing in 2013 and beyond and on smoothing the debt maturity profile at the Holding level for the following years while strengthening liquidity position. Therefore, as of June 30th the Company maintains a debt maturity profile that thanks to its liquidity position is covered for the next 2 years. Net debt maturities for 2014 amount to 5,310 million euros, while for 2013 the cash and liquid assets position exceed gross maturities.

The main financing transactions in the first half of 2013 included:

•	In January, Telefónica issued a 10-year bond in the euro market for an amount of 1,500 million euros that was more than 6.5 times oversubscribed.

•

In February, a refinancing deal was signed with 23 banks relating to the tranche of the Vivo syndicated loan maturing in July 2014 for an amount totalling 1,400 million euros. 700 million euros have been extended to February 2017 and 700 million euros to February 2018.

•	Also in February, two deals were signed to finance the purchase of equipment from Canadian and Swedish suppliers for 206 million euros and 1,001 million dollars, respectively.

•

In March, the Company issued an 8-year bond for an amount of 1,000 million euros, linked to an exchange of two Telefónica bonds maturing in 2015 and 2016 for an amount of 605 million euros. Additionally, the company repurchased 204 million GBP of a bond maturing in January 2014.

•

In April, was launched a US dollar-denominated bond for an amount of 2,000 million US dollars, distributed in two tranches: a 5-year tranche of 1,250 million US dollars and a 10-year tranche of 750 million US dollars, more than 2.5 times oversubscribed.

•	Finally, in May Telefónica issued a 6-year bond for an amount of 750 million euros.

Telefónica S.A. and its holding companies have remained active under the various Commercial Paper Programmes (Domestic and European), with an outstanding balance of approximately 2,155 million euros at the end of June.

In Latin America, Telefónica’s subsidiaries tapped capital markets for an amount of nearly 650 million equivalent euros in January-June 2013 period. Particularly noteworthy is the 5-year issue for an amount of 1,300 million Brazilian reais carried out in April by Telefónica Brazil.

Telefónica maintains total undrawn committed credit lines for an amount over 14,000 million euros, with over 12,350 million maturing in more than 12 months.

At the end of June 2013, bonds and debentures represented 71% of the consolidated financial debt breakdown, while debt with financial institutions represented 29%.

Telefónica Digital

•

During the second quarter, there were several new developments regarding Financial Services in Latam and Europe. MFS, a joint venture with Mastercard, was launched in May 2013 under the “Zuum” brand the first mobile payment service in Brazil. Initially offered on a limited launch in Sao Paulo, “Zuum” offers banking services to the unbanked including transferring money, paying bills and buying credit for Vivo pre-paid mobile phones.

An agreement was also reached with Caixabank and Banco Santander to establish the first joint venture in Europe between financial institutions and telcos to create new digital services. Jointly they will develop an online community of merchants and consumers with offers, discounts and promotions, before later developing a Digital Wallet.

•

A global agreement was reached with Samsung, who will be the first handset manufacturer to integrate with Telefónica’s billing capabilities. Under the terms of the carrier billing agreement, Samsung Hub and Samsung Apps’ customers will be able to purchase applications and music, video, books, games and learning services from their devices by simply charging the payment to their phone bill or prepaid credit.

•

In addition, in May, Telefónica signed an agreement with Dell to deliver the broadest pay-as-you-go mobile broadband service for notebooks and tablets across Europe, through the “Dell Net Ready” solution. The service gives the user high-speed access to the Internet on their devices, anytime and anywhere, thanks to an incorporated M2M SIM-card simple and intuitive application, empowered by Telefónica that allows the customer to choose from a wide range of connectivity bundles that best suit their needs.

•

At the start of June, Telefónica Digital announced the creation of “Eleven Paths”, a new center for innovation in Security services. “Eleven Paths” will adopt a hothouse approach with the aim of radically introduce innovation in the way security products are developed in Telefonica.

•

On July 2nd the first Firefox OS handset was launched in Spain. The ZTE handset was priced at €69 (inc. VAT), including €30 prepaid credit for prepay customers and the option of zero interest financing for post pay customers. Next launches of Firefox handsets will take place in Colombia and Venezuela along the third quarter of 2013.

Telefónica Global Resources

The global Network and Operations unit contributed to deploy LTE sites, with strong activity in Brazil and Germany during the quarter. With regard to network virtualisation activities, a trial test was launched in Brazil at a customer’s premises.

In the global IT area it is worth to highlight the progress made in our infrastructure consolidation strategy, both in Europe and Latin America. Following its launch in April, several infrastructure deployment, migration and transformation projects have been rolled out for Telefónica Europe’s operators at the Alcalá Data Center, the largest data center which will house the most advanced digital services. In addition, it also operates as Telefónica’s cloud services base for Europe and will house platforms for customers in Spain, the UK, Germany and the Czech Republic. As part of the Company’s simplification process, following an inventory of the over 1,100 applications to be withdrawn, approximately 300 have now been decommissioned, in line with forecasts, which will lead to a less complex IT, better time-to-market and lower usage of resources.

With regard to mobile devices, the global area continued to focus on achieving a more balanced vendor map. As such, it is important to note as we have mentioned above, that Movistar España launched the first world FireFoxOS device at the beginning of July. Also noteworthy are the agreements with different relevant industry players to promote the sale of various smartphones categories and operating systems in our markets.

Progress is being made by the global procurement unit on end to end Sourcing, obtaining savings in global procurement in the first six months, leveraging on the Group’s scale optimization.

Definitions:

Organic growth / 2013 guidance: Assumes constant exchange rates as of 2012 (average FX in 2012), excludes hyperinflationary accounting in Venezuela and considers a constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. CapEx also excludes spectrum acquisition. 2012 adjusted bases exclude: capital gains/losses from the sale of companies and writedowns (capital gains/losses from China Unicom, Atento, Hispasat and Rumbo), the writedown of T. Ireland, a homogeneous perimeter (deconsolidation in 2012 of the results of Atento, Rumbo, small changes in the perimeter of Telefónica Digital and homogeneous accounting treatment of joint ventures), tower sales and the change in the contractual commercial model for contract handsets in Chile.

Underlying growth: Considers constant perimeter of consolidation and excludes the impact on net profit of write-downs, capital gains/losses from companies’ disposals, tower sales, and material non-recurring impacts, as well as depreciation and amortisation charges arising from purchase price allocation processes. CapEx excludes spectrum acquisition.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2012			2013
	June	September	December	March	June	% Chg
Final Clients Accesses	306,252.5	308,198.4	310,088.3	309,785.3	311,331.2	1.7
Fixed telephony accesses (1) (2) (3)	40,038.4	39,821.9	40,002.6	39,764.2	39,520.8	(1.3)
Internet and data accesses	19,342.9	19,364.6	19,402.6	19,404.6	19,023.3	(1.7)
Narrowband	758.8	686.8	653.2	618.2	590.0	(22.2)
Broadband (4) (5)	18,429.8	18,524.0	18,596.2	18,633.7	18,287.3	(0.8)
Other (6)	154.3	153.8	153.1	152.7	145.9	(5.5)
Mobile accesses	243,547.2	245,694.3	247,346.9	247,312.0	249,460.0	2.4
Prepay (7)	165,033.3	165,816.5	165,821.9	164,500.5	164,550.6	(0.3)

Contract (2) (8)	78,513.9	79,877.8	81,525.0	82,811.5	84,909.4	8.1
Pay TV	3,324.0	3,317.7	3,336.2	3,304.5	3,327.1	0.1
Wholesale Accesses	5,540.3	5,653.5	5,731.3	5,866.1	6,003.2	8.4
Unbundled loops	3,107.4	3,204.2	3,308.8	3,404.8	3,522.0	13.3
Shared ULL	192.5	189.6	183.5	169.5	157.6	(18.1)
Full ULL	2,914.9	3,014.7	3,125.3	3,235.3	3,364.4	15.4
Wholesale ADSL	865.1	856.9	845.4	854.7	857.6	(0.9)
Other	1,567.8	1,592.4	1,577.1	1,606.7	1,623.6	3.6

Total Accesses	311,792.8	313,851.9	315,819.6	315,651.4	317,334.4	1.8

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2012			2013
	June	September	December	March	June	% Chg
Prepay percentage (%)	67.8%	67.5%	67.0%	66.5%	66.0%	(1.8 p.p.	)
Contract percentage (%)	32.2%	32.5%	33.0%	33.5%	34.0%	1.8 p.p.
MBB accesses (‘000)	44,901.6	47,661.8	52,774.9	55,249.2	63,300.5	41.0%
MBB penetration (%)	18%	19%	21%	22%	25%	6.9 p.p.
Smartphone penetration (%)	16%	17%	19%	20%	24%	7.9 p.p.

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.
(2)	Fixed telephony accesses include the reclassification in the fourth quarter of 2012 in Argentina of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.
(3)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(4)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(5)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(6)	Retail circuits other than broadband.
(7)	Second quarter of 2012 includes the disconnection of 1.6 million inactive accesses in Brazil.
(8)	First quarter of 2013 includes the disconnection of 114 thousand inactive accesses in Czech Republic.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2013	2012	Reported	Organic	2013	2012	Reported	Organic
Revenues	28,563	30,980	(7.8)	(0.5)	14,421	15,470	(6.8)	0.5
Internal exp capitalized in fixed assets	394	394	(0.1)	2.5	212	208	1.8	5.1
Operating expenses	(19,774)	(21,268)	(7.0)	(0.1)	(9,950)	(10,493)	(5.2)	1.8
Supplies	(8,441)	(9,060)	(6.8)	(1.5)	(4,253)	(4,464)	(4.7)	1.0
Personnel expenses	(3,699)	(4,377)	(15.5)	4.4	(1,828)	(2,160)	(15.4)	4.1
Subcontracts	(6,598)	(6,708)	(1.6)	(1.0)	(3,326)	(3,308)	0.6	0.6
Bad Debt Provisions	(398)	(412)	(3.3)	(0.0)	(199)	(167)	19.2	18.8
Taxes	(638)	(711)	(10.2)	3.4	(344)	(394)	(12.7)	2.7
Other net operating income (expense)	90	42	116.8	113.9	48	18	160.3	n.m.
Gain (loss) on sale of fixed assets	152	285	(46.6)	50.6	126	149	(15.6)	38.3
Impairment of goodwill and other assets	(3)	(2)	38.8	48.6	(2)	(2)	47.1	62.9
Operating income before D&A (OIBDA)	9,421	10,431	(9.7)	(0.4)	4,854	5,350	(9.3)	(0.7)
OIBDA margin	33.0%	33.7%	(0.7 p.p. )	0.0 p.p.	33.7%	34.6%	(0.9 p.p. )	(0.4 p.p. )
Depreciation and amortization	(5,105)	(5,131)	(0.5)	4.5	(2,604)	(2,562)	1.7	6.6
Operating income (OI)	4,316	5,300	(18.6)	(5.4)	2,250	2,789	(19.3)	(7.7)
Share of profit (loss) of investments accounted for by the equity method	28	(498)	c.s.		10	(16)	c.s.
Net financial income (expense)	(1,399)	(1,585)	(11.8)		(724)	(767)	(5.5)
Income before taxes	2,945	3,217	(8.5)		1,535	2,006	(23.5)
Income taxes	(751)	(960)	(21.8)		(300)	(559)	(46.3)
Income from continuing operations	2,194	2,257	(2.8)		1,235	1,447	(14.6)
Non-controlling interests	(138)	(182)	(24.2)		(81)	(119)	(31.8)
Net income	2,056	2,075	(0.9)		1,154	1,327	(13.1)
Weighted average number of ordinary shares outstanding during the period (millions)	4,513	4,524	(0.2)		4,541	4,503	0.8
Basic earnings per share (euros)	0.46	0.46	(0.7)		0.25	0.29	(13.8)

Notes:

•

For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period has been obtained applying IAS rule 33 “Earnings per Share”. Thereby, the weighted average number of shares held as treasury stock during the period has not been taken into account as outstanding shares.

•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.
•	2012 reported figures include the results of Atento in the first half of 2012.

TELEFÓNICA

GUIDANCE 2013

Unaudited figures (Euros in millions)

	2013
	Jan-Mar	Jan-Jun	Guidance 2013	2012 Base
Revenues (%Chg YoY)	-1.6%	-0.5%	Revenue growth	61,084
OIBDA Margin (Chg YoY)	0.5 p.p.	0.0 p.p.	Lower margin decline than in 2012	(1.4 p.p.	)
CapEx (ex spectrum) / Sales	8.8%	10.7%	Similar Capex / Sales as in 2012	14.1%
Net financial debt	51,809	49,793	Net financial debt < 47,000	51,259

•

2013 guidance criteria: 2013 guidance assumes constant exchange rates as of 2012 (average FX in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2013 excludes write-offs, capital gains/losses from companies” disposals, towers sales and other significant exceptionals. CapEx excludes spectrum acquisition.

2012 adjusted bases exclude:

•	Capital gains/losses from companies” disposals: Capital gains/losses from China Unicom, Atento, Hispasat and Rumbo and impairment of T. Ireland.
•	Homogeneous perimeter: 2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures.
•	Tower sales.
•	Change in contractual commercial model for contract handsets in Chile.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - June			%
	2013 Reported	2013 Organic	2012 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	28,563	30,189	30,346	(0.5)	(7.8)
OIBDA	9,421	9,916	9,959	(0.4)	(9.7)
OIBDA margin	33.0%	32.8%	32.8%	0.0 p.p.	(0.7 p.p. )
Operating Income (OI)	4,316	4,696	4,966	(5.4)	(18.6)
CapEx	3,903	3,228	3,493	(7.6)	6.7
OpCF (OIBDA-CapEx) ex-spectrum	6,352	6,689	6,466	3.4	(6.3)

	2013	2012
Reported revenues	28,563	30,980
Forex impact	1,783
Hyperinflation in Venezuela	(157)	(89)
Changes in the consolidation perimeter		(547)
Others		2

Organic revenues	30,189	30,346

Reported OIBDA	9,421	10,431
Forex impact	587
Hyperinflation in Venezuela	(49)	(26)
Tower sales	(38)	(211)
Changes in the consolidation perimeter		(121)
T. Ireland negative fair value adjustment	16
Hispasat disposal	(21)
Others		(114)

Organic OIBDA	9,916	9,959

Reported CapEx	3,903	3,658
Forex impact	204	(0)
Hyperinflation in Venezuela	(18)	(18)
Spectrum acquisition	(861)	(6)
Changes in the consolidation perimeter		(24)
Others		(116)

Organic CapEx	3,228	3,493

Note:

•

The breakdown of the effects for the reconciliation of reported vs. organic 2013 excludes forex impacts and therefore it assumes 2012 average constant exchange rates. Forex impact on those effects is fully included under the “Forex impact” epigraph.

•

Organic growth: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition. 2012 adjusted bases exclude: capital gains/losses from companies’ disposals (capital gains/losses from China Unicom, Atento, Hispasat and Rumbo), impairment of T. Ireland, homogeneous perimeter (2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures) tower sales and change in contractual commercial model for contract handsets in Chile.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	April - June			%
	2013 Reported	2013 Organic	2012 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	14,421	15,187	15,106	0.5	(6.8)
OIBDA	4,854	5,059	5,095	(0.7)	(9.3)
OIBDA margin	33.7%	33.3%	33.7%	(0.4 p.p. )	(0.9 p.p. )
Operating Income (OI)	2,250	2,416	2,617	(7.7)	(19.3)
CapEx	1,962	1,915	1,863	2.8	0.9
OpCF (OIBDA-CapEx) ex-spectrum	3,031	3,144	3,232	(2.7)	(11.0)

	2013	2012
Reported revenues	14,421	15,470
Forex impact	893
Hyperinflation in Venezuela	(127)	(94)
Changes in the consolidation perimeter		(270)
Others		1

Organic revenues	15,187	15,106

Reported OIBDA	4,854	5,350
Forex impact	289
Hyperinflation in Venezuela	(42)	(36)
Tower sales	(37)	(87)
Changes in the consolidation perimeter		(69)
T. Ireland negative fair value adjustment	16
Hispasat disposal	(21)
Others		(62)

Organic OIBDA	5,059	5,095

Reported CapEx	1,962	1,946
Forex impact	133	(0)
Hyperinflation in Venezuela	(13)	(10)
Spectrum acquisition	(166)	(1)
Changes in the consolidation perimeter		(9)
Others		(63)

Organic CapEx	1,915	1,863

Note:

•

The breakdown of the effects for the reconciliation of reported vs. organic 2013 excludes the impacts of the forex and therefore it assumes average constant exchange rates in 2012. Forex impact on those effects is included in its totality under the “Forex impact” epigraph.

•

Organic growth: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition. 2012 adjusted bases exclude: capital gains/losses from companies’ disposals (capital gains/losses from China Unicom, Atento, Hispasat and Rumbo), impairment of T. Ireland, homogeneous perimeter (2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures) tower sales and change in contractual commercial model for contract handsets in Chile.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	June 2013	December 2012	% Chg
Non-current assets	97,624	104,177	(6.3)
Intangible assets	20,532	22,078	(7.0)
Goodwill	26,600	27,963	(4.9)
Property, plant and equipment	32,461	35,019	(7.3)
Investment properties	3	2	17.0
Investments accounted for by the equity method	2,523	2,468	2.2
Non-current financial assets	8,041	9,339	(13.9)
Deferred tax assets	7,464	7,308	2.1
Current assets	23,560	25,596	(8.0)
Inventories	1,069	1,188	(10.0)
Trade and other receivables	10,264	10,711	(4.2)
Current financial assets	1,973	1,872	5.4
Tax receivables	1,549	1,828	(15.3)
Cash and cash equivalents	7,740	9,847	(21.4)
Non-current assets classified as held for sale	965	150	n.m.
Total Assets = Total Equity and Liabilities	121,184	129,773	(6.6)
Equity	25,079	27,661	(9.3)
Equity attributable to equity holders of the parent	18,621	20,461	(9.0)
Non-controlling interests	6,458	7,200	(10.3)
Non-current liabilities	66,750	70,601	(5.5)
Non-current interest-bearing debt	53,355	56,608	(5.7)
Non-current trade and other payables	1,791	2,141	(16.3)
Deferred tax liabilities	4,909	4,788	2.5
Non-current provisions	6,695	7,064	(5.2)
Current liabilities	29,355	31,511	(6.8)
Current interest-bearing debt	9,323	10,245	(9.0)
Current trade and other payables	16,193	17,089	(5.2)
Current tax payables	2,108	2,522	(16.4)
Current provisions	1,597	1,651	(3.3)
Liabilities associated with non-current assets held for sale	134	4	n.m.
Financial Data
Net Financial debt (1)	49,793	51,259	(2.9)

Notes:

•

December 2012 figures have been grouped following the format of the consolidated annual accounts. Main changes are: the breakdown within assets of “Property, plant and equipment and investment properties” and “Non-current financial assets and investments accounted for by the equity method” in different lines, and within total equity and liabilities the item “Non-current liabilities” has been included in “Non-current trade and other payables”, to report separately the amount that corresponds to “Current provisions”.

•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Figures in million euros. Net financial debt in June 2013 includes: Non current interest-bearing debt + Other non-current payables (1,326) + Current interest-bearing debt + Other current payables (154) - non-current financial assets and investments in associates (4,594) - trade and other receivables (56) - current financial assets (1,973) - cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - June
		2013	2012	% Chg
I	Cash flow from operations	8,790	8,961	(1.9)
II	Net interest payment (1)	(1,512)	(1,863)
III	Payment for income tax	(878)	(717)
A=I+II+III	Net cash provided by operating activities	6,400	6,381	0.3
B	Payment for investment in fixed and intangible assets (2)	(5,062)	(4,870)
C=A+B	Net free cash flow after CapEx	1,338	1,511	(11.5)
D	Net Cash received from sale of Real Estate	13	14
E	Net payment for financial investment	(64)	(540)
F	Net payment for operations with minority shareholders and treasury stock (3)	2	(3,735)
G=C+D+E+F	Free cash flow after dividends	1,289	(2,750)	c.s.
H	Effects of exchange rate changes on net financial debt	367	657
I	Effects on net financial debt of changes in consolid. and others	(544)	(1,401)
J	Net financial debt at beginning of period	51,259	56,304
K=J-G+H+I	Net financial debt at end of period	49,793	58,310	(14.6)

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	In 2013 it includes 1,110 million euros for the spectrum payment: 6 million euros in Colombia, 24 million euros in Uruguay, 1 million euros in Nicaragua, 4 million euros in Mexico, 355 million euros in Brazil, 655 million euros in United Kingdom and 65 million euros in Spain. In 2012 it includes 425 million euros: 19 million euros in Colombia, 7 million euros in Mexico, 2 million euros in Nicaragua and 396 million euros in Spain.
(3)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

•	Note:

2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - June
	2013	2012	% Chg
OIBDA	9,421	10,431	(9.7)
- CapEx accrued during the period	(3,903)	(3,658)
- Payments related to cancellation of commitments	(403)	(401)
- Net interest payment	(1,512)	(1,863)
- Payment for tax	(878)	(717)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(149)	(285)
-Investment In working capital and other deferred income and expenses	(1,238)	(1,997)
= Net Free Cash Flow after CapEx	1,338	1,511	(11.5)
+ Net Cash received from sale of Real Estate	13	14
- Net payment for financial investment	(64)	(540)
- Net payment for operations with minority shareholders and treasury stock	2	(3,735)
= Free Cash Flow after dividends	1,289	(2,750)	c.s.

Unaudited figures (Euros in millions)

	January - June
	2013	2012	% Chg
Net Free Cash Flow after CapEx	1,338	1,511	(11.5)
+ Payments related to cancellation of commitments	403	401
- Operations with minority shareholders	(289)	(184)
= Free Cash Flow	1,451	1,727	(16.0)
Weighted average number of ordinary shares outstanding during the period (millions)	4,513	4,524
= Free Cash Flow per share (euros)	0.32	0.38	(15.8)

Notes:

•	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		June 2013
	Long-term debt (1)	54,681
	Short term debt including current maturities (2)	9,476
	Cash and cash equivalents	(7,740)
	Short and Long-term financial investments (3)	(6,624)
A	Net Financial Debt	49,793
	Gross commitments related to workforce reduction (4)	4,210
	Value of associated Long-term assets (5)	(850)
	Taxes receivable (6)	(1,385)
B	Net commitments related to workforce reduction	1,975
A + B	Total Debt + Commitments	51,768
	Net Financial Debt / OIBDA (7)	2.40	x

(1)	Includes “Non current interest-bearing debt” and 1,326 million euros of “Other non-current payables”.
(2)	Includes “Current interest-bearing debt” and 154 million euros of “Other current payables”.
(3)	Includes 1,973 million euros of “Current financial assets”, 4,594 million euros of “Non-current financial assets and investments in associates” and 56 million euros of “trade and other receivables” from Rent to Rent operations of T. España.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA, excluding write-downs and gains/losses on the sale of companies.
•	Note: 2013 reported figures include the hyperinflationary adjustments in Venezuela.

DEBT STRUCTURE BY CURRENCY

Unaudited figures

	June 2013
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	79%	9%	4%	3%	5%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	10/18/2012
JCR[2]	A-	—	Negative	01/23/2013
S&P1	BBB	A-2	Negative	12/20/2012
Fitch[1]	BBB+	F-2	Negative	8/6/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.
(2)	The rating is issued by a third country credit rating agency that is certified in accordance with Regulation (EC) 1060/2009.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Jun 2013	Jan - Jun 2012	June 2013	December 2012
USA (US Dollar/Euro)	1.313	1.296	1.308	1.319
United Kingdom (Sterling/Euro)	0.850	0.822	0.857	0.816
Argentina (Argentinean Peso/Euro)	6.726	5.697	7.048	6.489
Brazil (Brazilian Real/Euro)	2.665	2.410	2.898	2.696
Czech Republic (Czech Crown/Euro)	25.696	25.163	25.950	25.140
Chile (Chilean Peso/Euro)	627.869	638.570	663.363	633.260
Colombia (Colombian Peso/Euro)	2,397.110	2,323.323	2,523.131	2,333.004
Costa Rica (Colon/Euro)	663.130	663.570	660.502	678.426
Guatemala (Quetzal/Euro)	10.264	10.087	10.246	10.426
Mexico (Mexican Peso/Euro)	16.472	17.179	17.041	17.107
Nicaragua (Cordoba/Euro)	32.051	30.170	32.320	31.831
Peru (Peruvian Nuevo Sol/Euro)	3.434	3.466	3.637	3.362
Uruguay (Uruguayan Peso/Euro)	25.399	25.932	26.876	25.595
Venezuela (Bolivar Fuerte/Euro) (3)	8.240	5.414	8.240	5.673

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 06/30/13 and 12/31/12.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.

02

TELEFÓNICA LATINOAMÉRICA1

In the first six months of the year, Telefónica Latinoamérica continued to strengthen its position in the higher value segments to build up sustainable long-term growth by the strategic focus on the network quality and the steady innovation in its services offer.

This strategic focus resulted in a strong acceleration of year-on-year revenue growth in the second quarter of the year (+10.4% in organic terms; +6.8% year-on-year in the first quarter of 2013), with all the countries within the region contributing positively, and posting a clear improvement in both the mobile and the fixed businesses: mobile service revenues consolidated double-digit growth, accelerating to 11.0% year-on-year in the quarter (+10.3% year-on-year in the first six months of the year), while revenues from the fixed business advanced 0.4% in the quarter (-1.4% year-on-year in the first half).

Thus, it is important to note that gross additions in the mobile contract segment in the second quarter reached a record high. On the other hand, focus on transformation of the fixed business started to bear fruit, particularly in the second quarter of the year, with a notable improvement in the operating performance of the fixed broadband.

As a result, at the end of June, Telefónica managed a total of 215.0 million accesses in the region, with year-on-year growth of 3%. This growth was negatively impacted by the application of more restrictive accounting criteria for the prepay segment in several countries of the region.

The main trends in the mobile business include the following:

•	Estimated penetration in Latin America was 116% (+4 percentage points year-on-year) at June 30, 2013.

•

Mobile accesses reached 179.1 million in the first half (+3% year-on-year), despite the negative impact of the application of more restrictive accounting criteria for the prepay segment mentioned above.

The Company, once again this quarter, continued to strengthen its regional leadership in the contract segment to reach 42.5 million accesses, with year-on-year growth accelerating to 14%. Thus, contract accesses now account for 24% of total mobile accesses (+2 percentage points year-on-year).

This acceleration on the high-value customers growth continued underpinned by the strong demand of smartphones, which increased 90% year-on-year and accounted for 18% of mobile accesses (+8 percentage points year-on-year). As a result, the mobile broadband penetration reached 20% to 35.9 million accesses as of June 2013.

•

Net additions reached 2.1 million accesses in the second quarter (2.5 million in the first half) despite the effect of the application of more restrictive accounting criteria for the prepay segment which leads to total churn standing at 3.8% in the quarter (3.6% in the first half).

Net additions were particularly intense in the contract segment, reaching 1.8 million accesses in the quarter (3.1 million accesses year to date), which resulted in an increase of 64% year-on-year, on the back of the record number of gross additions reached in the quarter and the churn levels containment (-0.2 percentage points year-on-year).

•	Traffic grew by 2% in the second quarter (+6% in the first half), fuelled by outgoing traffic, growing by 4% year-on-year in the quarter and by 7% in the first six months of the year.

[1]

Organic growth: Average exchange rates are assumed to be the same as for January-June 2012, and the impact of Venezuela’s hyperinflation is excluded. At OIBDA level, it excludes the sale of towers and the impact of the change in accounting treatment for new contract additions in Chile.

•

ARPU maintained its positive trend, advancing 7.7% in the quarter (+4.8% year to date), despite the reduction of mobile termination rates. Thus, outgoing ARPU accelerated to grow by 9.9% in the quarter (+6.9% year to date), reflecting the Company’s focus on maximizing customer value via focusing on the contract segment and by the increasingly take-up of data plans.

Highlights in the fixed-telephony business include:

•	Total Accesses reached 35.9 million as of June 2013, accelerating its year-on-year growth to 3%.

•

Traditional business accesses stood at 24.3 million (+2% year-on-year) as of June 2013, with net additions of 182 thousand accesses, the highest for a second quarter in recent years, thanks to the bundling of services and the commercial success of the fixed wireless service in some countries of the region.

•

Retail broadband accesses reached 8.8 million at the end of June, up 7% year-on-year, with net additions of 343 thousand in the first six months (214 thousand in the quarter, the highest of the last six quarters). Thus, the percentage of broadband accesses out of traditional business accesses reached 36%, increasing by 2 percentage points year-on-year.

•

Pay TV accesses also improved in the quarter, totalling 2.5 million at the end of June, up 8% year-on-year, with net additions of 54 thousand in the quarter, which is more than double the net additions of both the first quarter of 2013 (25 thousand accesses) and the second quarter of 2012 (25 thousand accesses).

•	The continued focus on bundling and broadband is reflected in the fact that 75% of fixed accesses have already signed up for some form of bundled services.

Telefónica Latinoamérica’s revenues amounted to 14,682 million euros in the first six months of 2013, up 8.6% in organic terms, following the strong acceleration in the second quarter (+10.4%), despite the negative impacts of regulation (-1.1 percentage points year to date; -1.2 percentage points in the second quarter). In reported terms, revenues decreased by 1.9% (+0.1% in the second quarter) due to the negative impact of exchange rate fluctuations, largely associated with the depreciation of the Brazilian real and the Argentinian peso and the devaluation of the bolivar in Venezuela.

Growth in organic terms showed the clear improvement in the fixed business revenue (-1.4% year-on-year in the six month period; +0.4% in the second quarter) and the good performance of mobile service revenues (+10.3% year-on-year in the first half of the year; +11.0% in the quarter), despite the negative impact of regulation (-1.4 percentage points in both the first half and the second quarter). Thus, outgoing mobile service revenues accelerated year-on-year growth this quarter (+12.7%; +12.0% in the first half) on the back of the positive contribution of both, voice revenues (contributing 4.9 percentage points to the year-on-year change in the quarter) and data revenues (contribution of 7.7 percentage points).

Thus, the mobile broadband business was reinforced as a key growth driver, as reflected in mobile data revenue growth of 21.1% year-on-year in the first half (+21.2% in the quarter), accounting for 32% of mobile service revenues (+3 percentage points year-on-year). The steady acceleration in connectivity revenues bolstered the growth in non-SMS data revenues to 36.0% in the first half (+37.4% in the second quarter), now accounting for 62% of data revenues (+7 percentage points year-on-year).

Operating expenses amounted to 10,189 million euros in the first six months of the year, up 10.2% in organic terms (+14.1% in the quarter):

•

Supply costs increased by 13.9% year-on-year in organic terms (+19.6% in the second quarter) to 3,998 million euros, due to the strong increase of high-value customers gross additions with an increasing weight of smartphone sales, the reversal of a provision in Brazil that positively affected the second quarter of 2012, and the increase in costs associated with content providers and the cost of leasing sites.

•

Subcontract expenses grew by 6.7% year-on-year in organic terms (+9.2% in the second quarter) to 4,020 million euros. This growth acceleration is linked to stronger commercial activity with higher expenses associated with sales and advertising fees, as well as higher costs of third-party contracts due to increased commercial activity in the fixed business. Moreover, this increase is also the result of the widespread increase in prices translated into higher costs in some countries of the region.

•

Personnel expenses amounted to 1,448 million euros, up 11.9% year-on-year in organic terms (+13.2% in the second quarter), due to the impact of the abovementioned widespread price increases and the impact of the workforce restructuring programmes and incentive redundancy plan implemented to continue improving efficiency measures, with a negative impact in the first half of 2013 of 32 million euros compared to 56 million euros in the same period of 2012.

OIBDA totalled 4,646 million euros in the first six months of 2013, up 5.1% year-on-year in organic terms (+2.7% in the second quarter) despite the high level of commercial activity among high-value customers in the year. In reported terms, the year-on-year change was -10.9% (-12.1% in the second quarter) due to the negative impact of the abovementioned fluctuation in exchange rates and the sale of non-strategic towers (35 million euros in the first half of 2013, almost all of which were recorded in the second quarter of 2013, compared to 183 million euros in the first half of 2012, of which 87 million euros were recorded in the second quarter of the year).

It is also worth remembering that OIBDA in the first half was negatively impacted by 32 million euros for the workforce restructuring programmes and incentive redundancy plan mentioned above, as well as a series of factors which affected various countries in the region in 2012 (integration costs, brand change and a reversal of a provision in Brazil, interruption of the service in Argentina, retroactive impact of the new labour law in Venezuela, etc.) which had a positive impact of 24 million euros in the second quarter of 2012 and a negative impact of 42 million euros in the first half of 2012.

As a result, the OIBDA margin stood at 31.6% in the first half and 31.4% in the second quarter of 2013 (-1.0 percentage points year-on-year in the first half and -2.3 percentage points in the quarter in organic terms).

CapEx amounted to 1,716 million euros in the first half of the year (-10.2% in reported terms; +2.0% in organic terms excluding the spectrum acquired in Uruguay in the first quarter of 2013, Brazil in the second quarter of 2013 and Nicaragua in the first quarter of 2012), and was mainly devoted to the continued improvement of the network in order to provide innovative services such as the launch of 4G in Brazil, and outlay for increasing broadband speeds and improving the pay TV service in the region.

Thus, operating cash flow (OIBDA – CapEx) stood at 2,930 million euros in the first six months of the year, with a year-on-year increase of 6.9% in organic terms.

Telefónica Brasil (year-on-year changes in organic terms)

Telefónica Brasil, one more quarter, continued to strengthen its market leadership in high value segments, highlighting the record growth in gross and net contract additions in the second quarter, underpinned by the differential network and service quality.

On the other hand, on 1 July a further milestone was achieved in the Company’s integration process when final approval was secured for the restructuring process, entailing the integration of all companies into Telefónica Brasil except Telefónica Data, which now incorporates all value-added services.

Regarding the Company’s operating performance, during the second quarter of 2013 the launch and commercialisation of 4G services were carried out, initially in 7 cities (Sao Paolo and the 6 host cities for the Confederations Cup) and with the service having already been rolled out in the country’s 22 largest cities. It should be noted that VIVO has become market leader in this technology in the first months after the launch.

Telefónica remains committed to innovation in Brazil, with highlights at the mobile business including the launch of “MultiVivo” plan, which allows the customer to share data and/or voice plan with up to 5 additional devices from 29.9 reais per month per additional device.

In the fixed business, further advances have been made to improve commercial activity across all services, at the broadband business focusing on higher-speed DSL offerings, through a steady improvement in the speeds portfolio, and in the ongoing customer migration to higher value plans. In addition, and in order to complete its value offering to customers, satellite TV products were re-launched in June throughout the Sao Paulo state, while the number of IPTV pay TV connections and the coverage of this service continued to grow.

As a result, Telefónica managed 91.4 million accesses in Brazil at the end of June, stable year-on-year despite the application of more restrictive criteria for the reporting of prepay customers.

Mobile business performance highlights:

•	Penetration in Brazil increased to 134% (+4 percentage points year-on-year).

•

Market share to June stood at 28.7% (-0.9 percentage points year-on-year) and at 37.8% in the contract segment, up 1.2 percentage points year-on-year and 0.8 percentage points versus the previous quarter, reflecting the strategic focus on higher-value segments. In this regard, particularly noteworthy was the 58% share of net contract additions achieved by the Company in the second quarter.

•

Mobile accesses were virtually stable at 76.2 million (+1% year-on-year), though there was a marked improvement in the quality mix as the contract segment grew 20% year-on-year and accounted for 27% of mobile accesses (+4 percentage points year-on-year). Prepay customers fell by 5% as a result of the application of more restrictive criteria for registering inactive accesses.

•

The strong growth in contract accesses is being driven by the strength of demand for smartphones, which doubled year-on-year and accounted for 17% of mobile accesses (+9 percentage points year-on-year), all with data plans attached. As a result, mobile broadband accesses increased by 71% year-on-year and account for 21% of mobile accesses (+8 percentage points year-on-year).

•

Net contract additions stood at 1.2 million in the quarter, a record figure for the Company, doubling net additions in the same period a year earlier. In the first six months of 2013 net contract additions stood at 1.9 million. The number of prepay customers fell by almost one million in the quarter for the abovementioned reasons.

•

Churn stood at 3.6%, affected by the application of more restrictive accounting criteria for prepay customers. It is worth noting the ongoing year-on-year decline in contract churn (-0.2 percentage points in the first half and in the quarter).

•

Traffic grew by 10% year-on-year in the first six months (+6% in the quarter) thanks to a more active customer base. In this regard, total top ups value grew 10% year-on year in the first six months (+12% in the second quarter) despite the decline in the prepay access base.

•

ARPU continued to reflect the improved quality of the customer base, with year-on-year growth accelerating to 2.7% in the quarter (+2.2% in the first six months) despite the reduction in mobile termination rates. Thus, outgoing ARPU year-on-year growth accelerated to 7.3% (+5.9% in the half-year).

Regarding commercial activity at the fixed business as of June 2013, the main highlights were:

•	Traditional accesses stood at 10.6 million, after posting positive net additions of 13 thousand accesses, reverting the trend of the previous 10 quarters and reducing year-on-year decline to 2%.

•

Retail Broadband accesses also showed a strong acceleration in the quarter, with 84 thousand net additions in the quarter (2.6 times the net additions of the second quarter of 2012) and 104 thousand in the first half (+23.4% year-on-year). As a result the customer base stood at 3.9 million (+3% year-on-year). This quarterly improvement started to reflect the positive results of the process of transforming the fixed business. The rollout of fibre is an integral part of this process and the total number of homes passed stood at 1.4 million in June 2013, and 145 thousand ultra-broadband households connected (+63% year-on-year) at the end of the second quarter.

•

Pay TV accesses stood at 537 thousand (-17% year-on-year), impacted by the MMDS technology accesses loss associated with the return of the licence. The accesses net loss stood at 28 thousand in the second quarter, an improvement on the performance versus previous quarters (-36 thousand in the first quarter), despite the aforementioned negative impact of the loss of MMDS technology accesses (excluding this impact net additions in the quarter would have been 21 thousand accesses).

Revenues amounted to 6,430 million euros in the first half of 2013 grew by 3.0% year-on-year (+3.1% in the second quarter), despite the reduction in mobile termination rates from April 2013. The mobile business continued to post a solid growth, partially offset by the decline in fixed revenues, which nonetheless performed better in year-on-year terms than in previous quarters.

It should be noted that the reduction in mobile termination rates (VUM: -11.84%) and in the fixed-mobile retail tariff (VC: -8.77%) came into effect on 6 April 2013, reducing year-on-year growth by 1.7 percentage points in the quarter. Excluding these impacts, revenues would have increased by 4.8% year-on-year in the quarter.

Mobile revenues stood at 4,209 million euros in the first half of 2013, up 9.4% year-on-year (+8.2% in the second quarter).

•

Mobile service revenues increased by 6.2% compared with the first half of 2012 and by 5.4% in the quarter, reflecting the reduction in mobile termination rates effective since April. Excluding this impact, revenues in the quarter would have grown by 7.5% (+8.0% year-on-year in the first six months). Data revenues were the main driver of service revenue growth, growing by 20% year-on-year, though voice revenues also had a positive year-on-year evolution. Data revenues accounted for 29% of mobile service revenues in the first six months, boosted by stronger demand for smartphones. Thus, non-SMS data revenues accounted for 65% of total data revenues in the second quarter.

•

Revenues from handset sales rose by 93.4% year-on-year in the first half (+82.1% in the quarter), reflecting the Company’s focus on higher value customers, the increased weight of smartphone sales and the different commercial model for small and medium sized enterprises since the middle of 2012.

Fixed revenues stood at 2,221 million euros (-7.2% year-on-year in the first six months), with the year-on-year decline easing in the second quarter (-5.4% year-on-year) despite the negative impact of the decline in the fixed-mobile retail tariff, which reduced year-on-year growth by 1.0 percentage points in the half year and by 1.2 percentage points in the second quarter. Breakdown:

•

Voice and access revenues (-11.1% in the first half, -9.1% in the quarter) continued affected by the fixed-mobile substitution effect and the abovementioned reduction in fixed-mobile retail prices (-9.5% year-on-year and -7.2% in the quarter excluding this effect).

•

Broadband and new service revenues reverted the trend growing by 0.2% year-on-year in the first half (+1.6% in the second quarter), thanks to higher data and IT revenues and despite the reduction in long-distance circuit tariffs in November 2012 and the intensity of competition in the fixed broadband and pay TV businesses.

Operating expenses rose by 6.4% year-on-year in the first six months (+10.7% in the quarter), mainly affected by higher commercial expenses in both the mobile business, due to higher-value gross additions, and the fixed business, as a consequence of the transformation that is being carried out with higher commercial activity across all services. This higher commercial expense is partly offset by the synergies stemming from the businesses integration.

It should be noted, the year-on-year comparison is also affected by expenses related to the headcount restructuring program and incentive redundancy plan in the first half of 2013 (27 million euros), as well as other non-recurrent expenses recorded in 2012 associated with another headcount restructuring and incentive redundancy plan, the brand unification programme and the reversal of a provision, with a positive impact of 12 million euros in the half-year of 2012 and 77 million euros in the quarter.

In addition, during the first half of 2013 the sale of non-strategic towers for 30 million euros was recorded, being registered the entire amount in the second quarter. This compares with 163 million euros recorded in the first half of 2012 (70 million euros in the second quarter of 2012).

Thus, OIBDA stood at 2,069 million euros in the first half of 2013, down 4.2% year-on-year in organic terms and down 11.4% in the quarter. The OIBDA margin stood at 32.2% (-2.4 percentage points year-on-year) and at 32.1% in the second quarter (-5.3 percentage points compared with the second quarter of 2012) as a result of the focus on capturing quality mobile customers and the effort carried out on transforming the fixed business, as well as the abovementioned positive impact of the non-recurrent effects in the first half of 2012. On the other hand, the reduction in mobile termination rates and in the fixed-mobile retail tariff reduced year-on-year OIBDA growth by 1.5 percentage points in both the first six months and the second quarter.

CapEx reached 742 million euros (-18.1% year-on-year in organic terms), mainly devoted to cover growing demand of data in the country, with the expansion and the increase of the capacity of both mobile and fixed network as well as to continue deploying the new 4G network. In the second quarter 28 million euros were recorded as additional part of the spectrum acquired in the fourth quarter of 2012 to offer LTE service.

Telefónica Argentina (year-on-year changes in local currency)

Telefónica, in the first six months of the year, maintained its market leadership in Argentina, thanks to a strategy based on an integrated offering of fixed and mobile broadband bundles and continuous innovation of value added services.

A new record for gross additions was set for the second consecutive quarter thanks to the development of more attractive mobile broadband proposals, aimed at popularising the service and the boost of traditional fixed voice and fixed broadband bundle offerings.

Thus, the Company managed 25.7 million accesses at the end of the first half, up 12% year-on-year.

Highlights of the operating performance of the mobile business:

•	The estimated penetration rate in the mobile market stood at 148% (+9 percentage points year-on-year).

•

The Company’s mobile accesses stood at 19.1 million (+14% year-on-year), highlighting the sharp growth in smartphones (+114% year-on-year), which now account for 27% of accesses (+13 percentage points year-on-year).

•

Net additions in the second quarter stood at 869 thousand accesses (1.5 million accesses in the first half), four times higher than the figure achieved in the second quarter of 2012. This strong increase was underpinned by the growth in gross additions in the quarter (+27% year-on-year), which reached a new quarterly record with a strong increase in gross additions market share, as well as the containment of churn (-0.9 percentage points year-on-year). Contract churn remains the sector benchmark (1.0% in the second quarter, 0.9% in the first half). Contract net additions maintained a positive evolution, with 241 thousand accesses in the first half (103 thousand accesses in the quarter).

•	Traffic continued posting a solid performance, increasing by 10% year-on-year in the first half (+9% year-on-year in the second quarter).

•	ARPU increased by 7.2% year-on-year in the first half of the year (+3.7% in the quarter), thanks to voice traffic growth and the progressive adoption of data services.

Regarding commercial activity at the fixed business the main first half highlights were:

•

Traditional fixed accesses stood at 4.8 million, up 4% year-on-year as a result of the success of bundled services strategy, with 73% of accesses under some kind of bundle service, (+2 percentage points year-on-year). The performance also reflects the positive evolution of the accesses through fixed wireless technology.

•	Retail broadband accesses totalled 1.8 million, up 8% year-on-year, with 52 thousand net additions in the first half (33 thousand in the second quarter).

Revenues continued posting a solid performance, rising by 21.3% year-on-year in the first six months to 1,829 million euros (+20.6% in the second quarter).

Mobile revenues totalled 1,217 million euros in the first half, up 24.1% year-on-year (+21.9% in the second quarter).

•

Mobile service revenues maintained a positive evolution growing by 19.8% year-on-year in the first six months (+18.3% in the second quarter) reflecting high consumption levels. Data revenues remained the main growth driver, advancing by 33.5% year-on-year in the six months (+31.2% in the second quarter), and now account for 48% of service revenues (+5 percentage points year-on-year).

Fixed revenues totalled 672 million euros in the first half of 2013, up 16.6% year-on-year, with an improved trend in the second quarter (+18.7% year-on-year).

•

Voice and access revenues rose by 7.6% year-on-year in the first half of the year (+9.6% in the second quarter) as a consequence of the positive result in the voice service bundling strategy and the growth in the customer base.

•

It should be highlighted the increase in broadband and new service revenues (24.8% year-on-year in the first six months, +25.7% in the second quarter) and now account for 48% of fixed revenues underpinned by the growth in internet, content and data, IT and capacity rental revenues.

Operating expenses advanced by 29.9% year-on-year to 1,373 million euros in the first half (+27.8% in the second quarter). This evolution is explained by higher content cost, by the widespread increase in prices mainly impacting personnel costs and subcontract expenses, by higher taxes, as well as by higher commercial cost as a consequence of higher commercial activity during the first six months.

OIBDA in the first half amounted to 458 million euros, up 4.8% year-on-year (+11.0% in the quarter), while the OIBDA margin stood at 24.6% in the first six months and 25.0% in the second quarter (-3.8 percentage points and -1.3 percentage points year-on-year respectively), affected by the the increase in the weight of content revenues, which have lower margin, and also associated with the widespread increase in prices.

CapEx totalled 234 million euros in the first half, up 58.2% year-on-year, reflecting the Company’s commitment to strengthen its leadership in quality, especially in fixed and mobile broadband services. It should be noted that year-on-year change cannot be extrapolated to the full year given the different levels of investment execution in both years.

Telefónica Chile (year-on-year changes in organic terms)

Telefónica maintained its leadership in the telecommunications market in Chile in the first half of 2013 despite a backdrop marked by a high level of competition, thanks to its differentiated and integrated services offer, further reinforced in the second quarter by new value propositions.

Thus, in the second quarter the Company strengthened its position in higher value market segments by restructuring its contract plan portfolio through the launch of a new offer including more attractive voice and data bundles with the aim of increasing and accelerating the growth of mobile data.

In the fixed business, Telefónica continues with the simultaneous rollout of VDSL and fibre optic, which enables to offer customers differential broadband speeds of up to 150 Mbps.

To correctly interpret these financial results, note that in the fourth quarter of 2012 and due to a contractual change, all contract handset sales started to be recorded as expenses and not as CapEx. In order to have a like-for-like year-on-year comparison, organic year-on-year comparisons are done in homogenous terms.

Telefónica managed a total of 13.5 million accesses in Chile at the end of June 2013, year-on-year growth of 6%.

Mobile business performance highlights:

•	Estimated penetration of the Chilean mobile market stood at 158% (+10 percentage points year-on-year).

•

Mobile accesses stood at 10.4 million, up 8% year-on-year, after net additions of 337 thousand accesses were registered in the half-year (148 thousand in the second quarter). It should be noted that for the first time in the last four quarters net contract additions were positive (+50 thousand customers in the quarter; -1 thousand customers in the half-year) thanks to the boost provided by gross additions associated with the new plans launched in the quarter and the churn containment. Also noteworthy is the sharp smartphone growth acceleration in the quarter, 2.3x compared to first half 2012, which now account for 24% of mobile accesses (+13 percentage points year-on-year).

•

Churn stood at 2.5% in the first half of the year (-0.1 percentage points year-on-year) and at 2.7% in the quarter (-0.2 percentage points year-on-year). Contract churn continued declining in year-on-year terms (-0.4 percentage points in the first six months and -0.5 percentage points in second quarter), underpinned by the strategic focus on customer satisfaction and the success of the customer retention policies implemented.

•

Traffic increased by 5% year-on-year in the first six months (+3% in the second quarter) driven by growth in outgoing traffic (+5% year-on-year in the first half), with higher traffic per customer in both contract and prepay segments.

•

ARPU fell by 6.4% year-on-year in the first six months, affected by higher competitive intensity, though the decline eased in the second quarter (-4.3% year-on-year) underpinned by the improvement in the evolution and growth of mobile data.

Regarding commercial activity in the fixed business, highlights were:

•

Traditional accesses stood at 1.7 million (-5% year-on-year), with a net loss of 42 thousand accesses in the first six months, though the quarterly trend continued improving (-19 thousand accesses in the second quarter) thanks to the focus on customer retention, which is reducing churn (-0.2 percentage points year-on-year in the first half and also in the quarter).

•

Retail broadband accesses totalled 952 thousand at the end of June, maintaining a good rate of year-on-year growth (+5%) following net additions of 20 thousand accesses in the quarter and in the first six months. In a highly competitive environment, the Company focused on improving customer satisfaction by increasing service quality, which is reflected in the increase of 7 percentage points in the weight of customers with higher speeds than 4 Mbps reaching 62%.

•

Pay TV accesses stood at 464 thousand at the end of June, maintaining the growth accelerating trend (+14% year-on-year; +10% in the first quarter) after reaching the highest level of quarterly net additions in the last two years (23 thousand in the quarter and 40 thousand in the first six months) as a consequence of the ongoing improvement of churn (-0.9 percentage points year-on-year in the first half and in the quarter) thanks to the better quality of service and the Company’s focus on customer retention.

Revenues totalled 1,269 million euros in the first half of 2013, up 0.6% year-on-year, thanks to the strong growth in the quarter (+3.4% year-on-year) underpinned by the enhanced trend of both fixed and mobile businesses.

Mobile revenues stood at 789 million euros, up 3.6% year-on-year in the first half (+7.2% year-on-year in the second quarter).

•

Mobile service revenues fell slightly compared to the first half of 2012 (-0.2%), though there was a marked year-on-year improvement in the second quarter of 2013 (+2.4%) driven by higher outgoing revenue mainly underpinned by better evolution of the contract segment.

Thus, data revenues maintained its positive evolution, rising 6.0% year-on-year in the first half of the year (+7.0% year-on-year in the quarter).

•

Revenues from handset sales advanced 51.5% year-on-year in the first half (+69.3% in the quarter) caused by the increase in the volume of gross additions with a higher weight of high value devices versus the previous year.

Revenues from the fixed business reached 530 million euros in the first half of 2013, down 3.7% year-on-year (-2.2% in the quarter).

•

Broadband and new service revenues accounted for 55% of fixed business revenues (+5 percentage points year-on-year in the first half and in the quarter) and grew by 4.9% year-on-year (+8.1% in the quarter), underpinned by growth accelerating in Internet, Data and IT and Capacity Rental revenues.

•

Voice and access revenues decreased by 12.6% year-on-year (-12.9% in the second quarter) mainly as a result of the lower traditional accesses and lower prices stemming from the increase in bundled services.

Operating expenses decreased by 2.1% year-on-year in the first six months of the year, mainly explained by higher efficiencies achieved as a result of process and systems improvements implemented in recent months, that led to a more simple and efficient structure. Operating expenses grew by 0.8% in the quarter mainly as a result of the higher commercial costs associated with the Company’s new commercial propositions targeting growth of high value mobile customers.

As a result, OIBDA totalled 401 million euros, up 3.6% year-on-year in organic terms (+3.0% year-on-year in the second quarter). The OIBDA margin stood at 31.6%, up 0.9 percentage points year-on-year (30.8% in the quarter, -0.1 percentage points compared with the second quarter of 2012), thanks to the efficiency measures implemented by the Company which offset the increased commercial effort in the quarter.

On the other hand the year-on-year OIBDA margin comparison in reported terms (-8.2 percentage points) was impacted by the abovementioned contractual change affecting in accounting model, with no impact on cash flow generation, while organic change was in like-for-like comparison.

In addition, during the first half of the year the sale of non-strategic towers for 4 million euros was accounted, all recorded in the second quarter.

CapEx amounted to 208 million euros in the first half of 2013, up 43.4% year-on-year, and was mainly underpinned by the development and improvement of the quality of fixed and mobile network. CapEx in reported terms in local currency (-19.7%) was affected by the abovementioned contractual change, which reduced investment by 116 million euros in the half year (63 million euros in the second quarter), with no impact on operating cash flow generation. It should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years.

Telefónica Peru (year-on-year changes in local currency)

Telefónica in Peru posted a solid operating and financial performance in the first half of 2013, leveraged on the benefits of its integrated services offer, with a clear focus on the ongoing improvements in service quality and on simplifying tariffs.

Thus, during the first half of the year the Company continued to promote bundled offers at the fixed business, highlighting focus on migrating pay TV customers to bundles with high definition channels offer with higher ARPU, and its portfolio of voice and data plans at the mobile business to drive smartphone adoption.

The Company also remains firmly committed to continue expanding telecommunications as a key tool for the development of the country. To this end, Telefónica in Peru carried out the renewals on mobile concession contracts in March 2013 and additionally it should be mentioned the securing of 1 of the 2 blocks of spectrum auctioned in the AWS band (2x20 MHz) on 22 July at a cost of 116 million euros, thus reinforcing our competitive position that will allow the Company to offer services with higher quality.

The Company managed 20.5 million accesses at the end of June, up 4% year-on-year.

Mobile business performance highlights:

•	The estimated mobile penetration rate in the market stood at 87%, up 6 percentage points year-on-year.

•

The Company’s mobile accesses totalled 15.4 million, up 5% year-on-year, despite the application of more restrictive accounting criteria for prepay customers, mainly driven by the strong growth of the contract segment accesses (+24% year-on-year), now accounting for 26% of total accesses (+4 percentage points year-on-year). The main driver of this growth was the mobile broadband accesses which more than doubled the accesses as of June 2012, with penetration reaching 10% of the total base (+5 percentage points). The smartphone base reached 1.4 million accesses, more than twice the total base as of June 2012.

•

Net additions in the first six months of 2013 stood at 169 thousand accesses, with 240 thousand accesses in the second quarter thanks to the strong performance of contract net additions, which totalled 414 thousand in the first six months of the year and 233 thousand in the quarter (+23% year-on-year in the quarter and +5 percentage points compared with the first quarter of 2013). This evolution is reflected in the positive performance of both, churn (-0.2 percentage points year-on-year) and gross additions, which reached a record high for the Company in the second quarter. On the other hand, the prepay segment was affected by the abovementioned application of more restrictive accounting criteria for customers, which resulted in a net loss of 245 thousand accesses in the first half (though net additions of 7 thousand accesses were posted in the second quarter), negatively impacting total churn trend (4.6% in the half year and 4.3% in the quarter; +1.0 percentage points and +0.4 percentage points year-on-year respectively).

•	The improvement in customer activity is reflected in the performance of traffic, which grew by 14% year-on-year in both the first half and the quarter, tripling the increase in the customer base.

•

This improvement in the quality of the customer base and the positive traffic performance boosted ARPU increase, which rose by 4.2% year-on-year in the first half of the year, accelerating growth to 7.1% year-on-year in the second quarter, despite the impact of the change in the fixed-mobile tariff and the termination rate reduction applied in October 2012. Thus, outgoing ARPU registered solid growth of 6.2% year-on-year in the first six months (+9.0% in the second quarter), underpinned by the strong growth of data.

Regarding commercial activity at the fixed business the main highlights in the quarter were:

•

Traditional accesses at the end of June 2013 totalled 2.9 million, decreasing by 1% year-on-year, with a net loss of 11 thousand accesses in the six months, even though, net loss in the second quarter improved compared to the first quarter, standing at -1 thousand accesses in the quarter.

•

Retail broadband accesses grew by 13% year-on-year to reach 1.4 million, with net additions of 83 thousand accesses in the first half (38 thousand in the second quarter) amid continued strong commercial activity.

•

Pay TV accesses stood at 912 thousand at the end of June 2013, a year-on-year increase of 7%, with net additions of 11 thousand accesses in the six months period (5 thousand accesses in the second quarter).

Revenues in the first six months of 2013 totalled 1,237 million euros, with year-on-year growth accelerating to 6.8% (+7.6% year-on-year in the second quarter). Note also that revenues were negatively impacted by regulatory changes affecting fixed-mobile calls and by mobile termination rate cuts in October 2012. Excluding these impacts, revenues would have increased by 9.5% year-on-year in the six months (+10.2% in the quarter).

Mobile revenues in the first half of 2013 reached 695 million euros, up 9.9% year-on-year, following the strong growth acceleration in the second quarter (+12.3% year-on-year):

•

Mobile service revenues rose by 8.7% year-on-year in the first half and by 11.7% in the second quarter, maintaining their positive trend despite the negative impact of the abovementioned regulatory changes. Excluding these effects, growth would have been 13.0% year-on-year in 2013 (+15.8% year-on-year in the quarter).

Data revenues posted strong year-on-year growth of 37.0% in the first half (+34.2% in the quarter) and accounted for 21% of service revenues (+4 percentage points year-on-year), underpinned by the rapid growth in smartphones with data plans attached. Thus, non-SMS data revenues grew by 60% in the half year (+64% in the second quarter) and already account for 76% of mobile data revenues (+11 percentage points year-on-year).

Revenues from the fixed business stood at 626 million euros in the first half of 2013, up 6.0% year-on-year (+5.1% year-on-year in the second quarter):

•

Broadband and new services revenues remained the main growth driver, posting a year-on-year increase of 15.6% in the first six months of the year (+13.7% in the second quarter), and represent 64% of fixed revenues, thanks to the solid performances of revenues from internet, TV, content and business services.

•

Voice and access revenues fell by 7.4% year-on-year in the first half (-5.7% in the second quarter), still affected by the regulatory changes. Excluding these factors, they would have retreated 4.6% in the first half (-2.4% in the second quarter) mainly due to lower consumption as a consequence of the fixed to mobile substitution effect.

Operating expenses totalled 827 million euros (+7.7% year-on-year in the first half of 2013; +9.1% in the second quarter) mainly driven by increased commercial activity focused on high-value customers, higher costs of contents, higher personnel expenses associated with employee participation in the results of the Company and increased tax expenses stemming from the inclusion of new internet and TV revenue tax regulations in 2013 (1% of revenues). In contrast was the marked reduction in interconnection costs due to mobile termination rate cuts.

As a result, OIBDA stood at 431 million euros in the first half of the year, (+6.3% year-on-year; +6.6% in the second quarter), while OIBDA margin stood at 34.9%, virtually stable year-on-year (-0.2 p.p.), and at 33.7% in the second quarter, slightly decreasing (-0.4 percentage points year-on-year), despite the increased commercial effort on capturing and retaining high-value customers.

CapEx amounted to 128 million euros, a year-on-year increase of 2.7%, and remained mainly focused on continuing with the expansion and improvement of the network quality and the development of new services in order to maintain a level of service that is market benchmark.

Telefónica Colombia (year-on-year changes in local currency)

Telefónica Colombia in the first half of the year maintained a trend of gradual improvement, both in its commercial activity and in its financial results, which started following the merger between Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones S.A. in June 2012.

Also noteworthy is the initiation of the structural change process by the Colombian regulator (“CRC”) in the first half of 2013 aimed at boosting the country’s telecommunications sector. These changes include the application of asymmetric mobile termination rates between the operator with the largest market share and the other companies (including Telefónica).

In order to adapt to the new regulatory backdrop and to progress with its commercial repositioning, the Company is continuing to reinforce the integrated marketing of products whilst maintaining its focus on higher-value customers. Noteworthy developments in the first half include the launch of a simplified prepay offer with unique tariff plan to all destinations, and a double minutes promotion for contract customers.

The Company’s commitment to the development of the country’s telecommunications sector was also underlined by the securing of spectrum in the AWS band (2x15 MHz) at the auction on 26 June at a cost of 83 million euros. This award significantly strengthens the Company’s position in the Colombian telecommunications market. However, the investment associated with this spectrum award will be booked in the third quarter so it did not affect the Company’s quarterly figures.

Telefónica Colombia managed 14.2 million accesses at the end of June 2013, down 3% compared with the same quarter of last year, due to the high level of churn in the low value prepay segment. However, total accesses increased by 2% compared with March 2013.

Operating performance highlights in the mobile business were:

•	The estimated mobile penetration rate in the market stood at 100% (-3 percentage points year-on-year).

•

The Company’s mobile accesses stood at 11.7 million, down 5% year-on-year due to the decline in prepay customers caused by the aforementioned impact. However, the contract segment performed well, growing by 9% year-on-year, and now accounts for 27% of the mobile customer base (+4 percentage points year-on-year). Smartphone reached 2 million as of June, with a penetration rate of 19% of the customer base (+11 percentage points), doubling the growth rate compared to the first half of 2012 and boosting mobile broadband access growth.

•

Net additions showed a change in the recent trend, that returned to be positive after three consecutive quarters of net customer losses, and totalling 164 thousand new accesses in the second quarter (-23 thousand in the first half). This improvement was fuelled by a positive performance in the contract segment, which set a new record for the Company of 121 thousand accesses (almost double the figure in the same period a year earlier).

•

Traffic growth also accelerated its growth in the second quarter to 17% year-on-year (+9% in the first half), in contrast with the year-on-year loss of accesses, reflecting the marked improvement in the quality of the customer base.

•

The Company’s strategy for maximising customer value is also reflected in ARPU, which grew by 6.1% year-on-year in the second quarter (+1.8% year-on-year in the first half) despite the mobile termination rate cuts. Outgoing ARPU advanced by 6.7% year-on-year in the quarter, thanks to the gradual improvement in the customer mix and the uptake of data services, and despite the tariff reduction derived from the transfer to customers of the benefits from the mobile termination rates asymmetry.

Regarding commercial activity in the fixed business, the highlights were as follows:

•

Traditional fixed accesses stood at 1.4 million (-1% year-on-year), decelerating its decline compared with previous quarters, with net additions of 15 thousand accesses in the half year (8 thousand accesses in the second quarter), reversing the trend of line losses in recent years for the second quarter in a row.

•

Retail broadband accesses reached 789 thousand, with year-on-year growth accelerating for the fifth quarter in a row to 23%, after registering net additions of 39 thousand accesses in the quarter, more than double the figure achieved in the second quarter of 2012. Net additions in the first half stood at 84 thousand accesses, almost triple the net additions reported for the same period a year earlier, due to a strong churn reduction (-1.0 percentage points year-on-year in the first six months) following the Company’s focus on retention.

•

Pay TV accesses totalled 314 thousand, up 22% year-on-year, with net additions of 29 thousand accesses in the first half (15 thousand in the second quarter) compared with 3 thousand accesses in the first half of 2012, thanks to the commercialisation of the stand-alone product since July 2012, which allowed the Company to boost gross additions as coverage increased.

Revenues in the first half of 2013 totalled 851 million euros, down 0.1% year-on-year, reversing the negative trend in the second quarter, with a 2.6% year-on-year growth, thanks to the improved performance from both the mobile and fixed businesses. Excluding the impact of the reduction in mobile termination rates, revenues would have grown by 1.2% year-on-year in the first half of the year and by 3.9% in the quarter.

Mobile revenues stood at 518 million euros in the first half (+1.1%; +4.0% year-on-year in the second quarter).

•

Mobile service revenues rose by 0.6% year-on-year in the first six months, improving the trend in the second quarter to achieve 2.7% year-on-year growth. Excluding the impact of the reduction in mobile termination rates, revenues would have grown by 2.7% year-on-year in the first half and by 5.0% in the second quarter.

Data revenues posted year-on-year growth of 3.9% in the first half and of 6.4% in the second quarter, accounting for 25% of service revenues (+1 percentage point year-on-year) despite the change in the marketing strategy for Premium SMS (+7.3% excluding this impact). Non-SMS revenues accounted for 91% of data revenues (+3 percentage points year-on-year) and advanced by 6.9%.

Fixed revenues totalled 333 million euros, down 1.8% year-on-year, improving its trend in the second quarter (+0.5%).

•

Broadband and new service revenues grew by 1.7% compared with the first half of 2012 and by 3.2% in the second quarter, underpinned by the strong performance of internet and content revenues, which accounted for 53% of fixed revenues (+2 percentage points year-on-year).

•

Voice and access revenues fell by 5.6% compared with the first six months of 2012, with the pace of decline easing in the second quarter (-3.0%) thanks to the improved performance of accesses despite the mobile business substitution effect and the reduction in termination rates (excluding this effect the decline would be lower in 0.6 percentage points in the half year and 0.2 percentage points lower for the second quarter).

Operating expenses fell 1.8% year-on-year in the first half as a result of the synergies captured from the integration of the fixed and mobile businesses that are mainly reflected in advertising costs savings after the unification of the brand in May 2012, personnel costs, fixed business bad debt provision and commercial expenses. In the quarter, operating expenses grew by 2.1% year-on-year due to a strong commercial effort in the high end segment, partially offset by the impact of the asymmetric charges applied retroactively from February 2013, which implies a reduction of 43% in the rate to pay to the dominant operator.

OIBDA stood at 287 million euros (+5.0% year-on-year in the first six months; +5.3% in the second quarter), with an OIBDA margin of 33.8% for the first half of the year and of 33.9% in the second quarter (+1.6 percentage points year-on-year and +0.9 percentage points, respectively), mainly thanks to the benefits from the merger of the fixed and mobile units, which offset the impact of higher commercial activity.

CapEx in the first half of the year stood at 108 million euros (+23.0% year-on-year). It should be mentioned that the Company continues to pull for Colombia as a market with strong growth potential and continues to focus investments on improving fixed broadband services, mobile data and network quality. It should be noted that year-on-year growth cannot be extrapolated to the full year given the different levels of investment execution in both years.

Telefónica Mexico (year-on-year changes in organic terms)

The transformation process of the Mexican telecommunications market continues advancing, as evidenced by the approval on 10 June of the new Telecommunications Law, which will provide significant dynamism to the sector in the future.

Thus, in the second quarter of the year, as part of this process, Telefónica further reinforced its position in the mobile market with new commercial offers including the launch of “Movistar Ilimitado” plans in the prepay segment, with off-net minute bundles, SMS, data capacity from 50 MB and unlimited on-net calls for top-ups of more than 100 pesos. Uptake has been strong, with 1.2 million customers already signed up in the first three months since the launch.

Highlights of the business operating performance include:

•	Estimated mobile penetration in the market stood at 88% at the end of June 2013 (+2 percentage points year-on-year).

•	Telefónica’s managed 20.5 million accesses in Mexico at the end of June 2013 (+2% year-on-year).

•

Mobile accesses totalled 19.1 million, virtually stable year-on-year, with a net loss of 81 thousand accesses in the half year (-165 thousand in the quarter) affected by the application of more restrictive accounting criteria for customers and despite 11% growth in gross additions in the first six months (+5% year-on-year in the second quarter).

•

Mobile broadband accesses grew by 41% year-on-year boosted by the strong growth of smartphones (+58% year-on-year), increasing its penetration to 12% of total mobile accesses (+4 percentage points year-on-year). This reflects the focus on the commercial repositioning towards data and the quality of the network which allowed the Company to achieve the highest level of customer satisfaction in the market.

•

Churn stood at 3.0% in the first half of 2013 (-0.1 percentage points year-on-year) and at 3.1% in the second quarter (+0.2 percentage points year-on-year), with both figures reflecting the abovementioned negative impact of the application of more restrictive accounting criteria for inactive customers.

•

The efforts on the commercial repositioning and on improving the quality of the customer base are reflected in the performance of traffic, with the volume carried reaching the highest level in the last six quarters and with a shift in the year-on-year trend, with traffic up by 3% in the second quarter (stable year-on-year in the first half).

•

ARPU decreased by 9.6% year-on-year in the second quarter (-7.9% in the first six months) mainly due to the strong competitive pressure and the mobile termination rate cuts in both voice (effective from January 2013) and SMS (effective from the fourth quarter of 2012).

•

Also noteworthy is the strong performance of fixed wireless accesses, which grew by 58% year-on-year, with net additions of 144 thousand accesses in the quarter (+244 thousand in the first half), underpinned by the advantages of the strong coverage in areas where the fixed network has not been deployed.

Revenues in the first half totalled 805 million euros, reflecting a change in trend in the second quarter and returning to year-on-year growth path (+1.5% in the second quarter; -0.5%, in the first half). Mobile service revenues decreased by 4.8% in the first half (-4.1% in the second quarter) as a result of the highly competitive environment, with a widespread reduction in prices in the market, and the abovementioned reduction in termination rates. Excluding this effect, service revenues would have fallen by 2.1% year-on-year in the first six months (-1.5% in the second quarter).

Data revenues declined 16.9% year-on-year in the first half (-19.8% in the second quarter), affected by the reduction in the SMS termination rates and the strong uptake for bundles with SMS included (launched with a marked reduction in unit price) despite the sharp growth in non-SMS data revenues, which grew by 28.3% year-on-year in the first half (+21.6% in the quarter), accounting for 54% of data revenues (+19 percentage points year-on-year). Thus, data revenues accounted for 30% of mobile service revenues.

Operating expenses grew by 4.8% year-on-year in the first half (+8.2% in the second quarter), mainly due to higher commercial costs related to customer acquisition and retention and customer service following higher gross additions volume in the quarter and the efforts to increase customer satisfaction. Also noteworthy were the further efficiencies in network and other non-commercial costs, boosted by the agreement signed with Iusacell last year, which is enabling the Company to achieve notable network expense and investment savings and to significantly improve the coverage and capacity of the services offered to customers.

OIBDA in the first half stood at 139 million euros (-22.5% year-on-year; -22.4% in the second quarter) with an OIBDA margin of 17.3% in the first six months and of 17.4% in the second quarter (-4.9 and -5.4 percentage points year-on-year respectively), impacted by the abovementioned higher commercial expenses. Note that the sale of non-strategic towers for 15 million euros was recorded in the second quarter of 2012.

CapEx amounted to 75 million euros in the first half of 2013 (-3.4% year-on-year) and was mainly devoted to investment in the commercial repositioning of the Company, with a particular focus on improving the distribution channel, as well as increasing the capacity and coverage of the 3G network and the rollout of the 4G network.

Telefónica Venezuela (year-on-year changes in organic terms)

Telefónica in Venezuela maintained in the second quarter of 2013, a market benchmark services portfolio, strengthening its leadership through a strategy focused on maximizing customer value, service quality and innovation, which is reflected in positive results, both in operational and financial terms.

Thus, the focus remained on commercial activity to promote the adoption of mobile broadband, with increasing use of smartphones in the customer base, reaching penetration levels similar to European standards. Work also continued on successfully promoting new services to complement the mobile service offering, such as satellite pay-TV and the fixed service through fixed wireless technology.

Note that the Company’s financial results in reported terms were also impacted by the devaluation of the bolivar which was announced on February 8, 2013 by the Venezuelan government, devaluing the bolivar from 4.3 strong bolivars per USD to 6.3 strong bolivars per USD.

Highlights of the operating performance include:

•	Estimated penetration of the Venezuelan mobile market at the end of the first half of 2013 was 110% (+4 percentage points year-on-year).

•	Telefónica managed a total of 11.8 million accesses in Venezuela at the end of June 2013 (+8% year-on-year).

•

Mobile accesses totalled 10.6 million, up 8% year-on-year, following 121 thousand net additions in the second quarter, driven by the significant improvement in the contract segment (99 thousand accesses), trebling the net additions reported in the second quarter of 2012. Thus, at June 30, the contract customer base advanced 32% year-on-year.

•

Mobile broadband accesses continued to drive growth in accesses, advancing 28% year-on-year in the first half, driven by strong growth momentum of smartphones, which grew 37% year-on-year to reach a penetration of 37% of total mobile accesses (+8 percentage points year-on-year).

•

Churn stood at 2.4% in the six months, up 0.2 percentage points year-on-year (2.4% in the second quarter; +0.1 percentage points year-on-year). Contract churn stood at 0.7% in the first half and at 0.6% in the second quarter (-0.2 and -0.1 percentage points year-on-year respectively), and remained one more quarter as a market benchmark.

•	The traffic accelerated its growth and advanced 22% year-on-year in the quarter (+21% in the first half).

•

The strategy to maximize customer value was reflected in ARPU evolution, which rose by 22.6% year-on-year in the first half (+26.3% in the quarter), driven by strong growth in traffic and growing data consumption.

•	Pay TV accesses totalled 277 thousand and almost doubled year-on-year, reflecting the Company’s focus on offering innovative and high quality services.

Revenues amounted to 1,500 million euros in the first half of 2013, up 40.2% year-on-year, with year-on-year growth accelerating to 48.8% in the second quarter. This reflects the strong performance of mobile service revenues which grew 34.9% in the first half (+39.1% in the quarter), driven by traffic growth, the rapid and strong assimilation of data plans, and the improved mix in the customer base.

Data revenues posted solid growth of 36.2% year-on-year in the first six months and in the second quarter to account for 40% of mobile service revenues. Non-SMS data revenues advanced by 61.9% year-on-year in the half (+62.9% in the second quarter) and accounted for 61% of data revenues (+10 percentage points year-on-year).

Operating expenses increased by 35.4% year-on-year in the first half (+44.0% year-on-year in the quarter), mainly impacted by the widespread price increase that translated into higher personnel and subcontract expenses and higher expenses paid in USD for services and equipment purchases due to the negative impact of the devaluation. It is also worth noting that the second quarter of 2012 recorded the negative impact of 25 million euros for retroactive adjustments as stipulated in the newly-reformed labour law.

OIBDA totalled 650 million euros in the first half of 2013 (+45.6% year-on-year), after a 54.0% increase in the quarter. Thus, the OIBDA margin stood at 43.3% in the first half and 41.7% in the second quarter (+1.6 and +1.4 percentage points year-on-year, respectively), maintaining high efficiency levels which offset the widespread price increase mentioned above.

CapEx amounted to 116 million euros in the first half (+4.2% year-on-year), mainly devoted to investments in deploying capacity and 3G coverage following the acquisition of additional spectrum in the third quarter of 2012, and investment in the transmission network and upgrading the technology platform. It should be noted that year-on-year figures cannot be extrapolated to the full year given the different levels of investment execution in both years.

LATINOAMÉRICA

ACCESSES

Unaudited figures (thousands)

	2012			2013
	June	September	December	March	June	% Chg
Final Clients Accesses	207,908.5	210,101.4	211,908.0	212,383.1	214,945.2	3.4
Fixed telephony accesses (1) (2)	23,860.0	23,873.7	24,153.3	24,111.2	24,293.1	1.8
Internet and data accesses	8,537.9	8,664.6	8,732.5	8,837.2	9,033.8	5.8
Narrowband	268.3	216.6	209.1	186.1	170.8	(36.3)
Broadband (3)	8,161.2	8,339.7	8,415.3	8,545.3	8,758.8	7.3
Other (4)	108.4	108.2	108.0	105.9	104.2	(3.8)
Mobile accesses	173,191.0	175,209.5	176,595.4	176,982.5	179,112.4	3.4
Prepay (5)	136,055.4	136,978.6	137,141.5	136,270.9	136,596.0	0.4
Contract (2)	37,135.6	38,230.9	39,453.9	40,711.6	42,516.4	14.5
Pay TV	2,319.6	2,353.6	2,426.8	2,452.2	2,505.9	8.0

Wholesale Accesses	44.0	47.6	47.0	45.4	46.2	5.2

Total Accesses T. Latam	207,952.5	210,149.0	211,955.1	212,428.5	214,991.4	3.4
Terra Accesses	660.6	673.6	604.7	540.4	500.9	(24.2)
Total Accesses in Latin America	208,613.1	210,822.6	212,559.8	212,968.9	215,492.3	3.3

TELEFÓNICA LATINOAMÉRICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2012			2013
	June	September	December	March	June	% Chg
Prepay percentage (%)	78.6%	78.2%	77.7%	77.0%	76.3%	(2.3 p.p.	)
Contract percentage (%)	21.4%	21.8%	22.3%	23.0%	23.7%	2.3 p.p.
MBB accesses (‘000)	21,472.4	23,657.1	27,275.8	28,928.2	35,948.0	67.4
MBB penetration (%)	12%	14%	15%	16%	20%	7.7 p.p.
Smartphone penetration (%)	10%	11%	13%	14%	18%	8.2 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Fixed telephony accesses include the reclassification in the fourth quarter of 2012 in Argentina of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.
(3)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.
(5)	In Brazil, 1.6 million inactive accesses were disconnected in the second quarter of 2012.

TELEFÓNICA LATINOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2013	2012	Reported	Organic	2013	2012	Reported	Organic
Revenues	14,682	14,963	(1.9)	8.6	7,451	7,445	0.1	10.4
Internal exp. capitalized in fixed assets	79	83	(4.8)	(0.5)	39	43	(9.5)	(6.4)
Operating expenses	(10,189)	(10,050)	1.4	10.2	(5,192)	(4,915)	5.6	14.1
Supplies	(3,998)	(3,742)	6.9	13.9	(2,057)	(1,826)	12.6	19.6
Personnel expenses	(1,448)	(1,437)	0.8	11.9	(711)	(696)	2.1	13.2
Subcontracts	(4,020)	(4,119)	(2.4)	6.7	(2,062)	(2,046)	0.8	9.2
Bad debt provision	(265)	(270)	(2.0)	2.1	(130)	(98)	32.7	30.0
Taxes	(458)	(482)	(5.0)	9.7	(232)	(249)	(6.6)	8.3
Other net operating income (expense)	18	28	(37.6)	(46.9)	7	(1)	n.m.	n.m.
Gain (loss) on sale of fixed assets	58	188	(69.2)	n.m.	38	91	(58.4)	c.s.
Impairment of goodwill and other assets	(2)	—	—	—	(2)	—	—	—
Operating income before D&A (OIBDA)	4,646	5,212	(10.9)	5.1	2,341	2,663	(12.1)	2.7
OIBDA Margin	31.6%	34.8%	(3.2 p.p. )	(1.0 p.p. )	31.4%	35.8%	(4.4 p.p. )	(2.3 p.p. )
Depreciation and amortization	(2,510)	(2,481)	1.2	9.6	(1,283)	(1,242)	3.3	11.2
Operating income (OI)	2,136	2,730	(21.8)	0.9	1,058	1,421	(25.6)	(5.1)

Notes:

•	OIBDA and OI before management and brand fees.
•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela.

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2012			2013
	June	September	December	March	June	% Chg
BRAZIL
Final Clients Accesses	91,136.9	92,144.8	91,345.4	91,064.4	91,335.8	0.2
Fixed telephony accesses (1)	10,767.4	10,710.9	10,642.7	10,550.2	10,563.5	(1.9)
Internet and data accesses	3,999.2	4,009.1	3,964.3	3,961.0	4,035.2	0.9
Narrowband	188.8	161.8	137.9	116.5	108.2	(42.7)
Broadband (2)	3,732.0	3,768.9	3,748.4	3,767.9	3,852.1	3.2
Other (3)	78.4	78.4	78.1	76.5	74.9	(4.6)
Mobile accesses	75,719.7	76,805.6	76,137.3	75,987.5	76,199.6	0.6
Prepay (4)	58,542.3	58,851.0	57,335.1	56,469.6	55,515.1	(5.2)
Contract	17,177.4	17,954.5	18,802.2	19,517.9	20,684.5	20.4
Pay TV	650.5	619.3	601.2	565.7	537.5	(17.4)

Wholesale Accesses	25.7	25.0	24.4	23.1	23.0	(10.2)

Total Accesses	91,162.6	92,169.8	91,369.8	91,087.5	91,358.8	0.2

ARGENTINA
Final Clients Accesses	23,009.8	23,574.5	24,121.9	24,781.4	25,706.4	11.7
Fixed telephony accesses (1)	4,582.7	4,573.7	4,762.4	4,765.0	4,786.7	4.5
Fixed wireless (5)	49.5	47.2	234.6	255.4	283.3	n.m.
Internet and data accesses	1,685.0	1,705.0	1,755.5	1,772.0	1,806.1	7.2
Narrowband	26.1	2.1	19.3	16.0	17.4	(33.2)
Broadband (2)	1,659.0	1,702.9	1,736.3	1,755.9	1,788.6	7.8
Mobile accesses	16,742.1	17,295.9	17,604.0	18,244.4	19,113.6	14.2
Prepay	10,325.0	10,677.2	11,000.0	11,502.3	12,268.2	18.8
Contract (5)	6,417.1	6,618.7	6,604.0	6,742.1	6,845.5	6.7

Wholesale Accesses	9.4	14.1	14.1	13.8	14.7	56.3

Total Accesses	23,019.2	23,588.6	24,136.0	24,795.2	25,721.1	11.7

CHILE
Final Clients Accesses	12,742.2	12,849.9	13,142.1	13,330.8	13,497.8	5.9
Fixed telephony accesses (1)	1,780.1	1,757.5	1,737.9	1,715.0	1,696.2	(4.7)
Internet and data accesses	913.8	934.3	940.1	945.0	960.0	5.0
Narrowband	5.5	5.6	5.5	10.2	5.3	(3.5)
Broadband (2)	905.4	926.0	932.0	932.3	952.2	5.2
Other (3)	2.9	2.7	2.5	2.5	2.5	(14.2)
Mobile accesses	9,640.3	9,750.0	10,040.1	10,229.0	10,377.1	7.6
Prepay	6,818.9	7,007.5	7,385.0	7,624.9	7,722.9	13.3
Contract	2,821.5	2,742.5	2,655.1	2,604.1	2,654.2	(5.9)
Pay TV	407.9	408.1	424.0	441.8	464.5	13.9

Wholesale Accesses	5.2	4.8	4.9	4.8	4.8	(6.9)

Total Accesses	12,747.4	12,854.7	13,147.0	13,335.6	13,502.6	5.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	In Brazil, 1.6 million inactive accesses were disconnected in the second quarter of 2012.
(5)	Includes the reclassification in the fourth quarter of 2012 of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2012			2013
	June	September	December	March	June	% Chg
PERU
Final Clients Accesses	19,694.1	19,870.2	20,299.5	20,268.0	20,548.6	4.3
Fixed telephony accesses (1)	2,908.6	2,899.0	2,883.4	2,874.0	2,872.6	(1.2)
Fixed wireless	631.8	602.8	580.3	346.4	339.4	(46.3)
Internet and data accesses	1,245.0	1,287.8	1,317.6	1,359.8	1,397.4	12.2
Narrowband	8.6	8.3	8.2	5.5	5.5	(36.5)
Broadband (2)	1,215.6	1,258.6	1,288.3	1,333.7	1,371.3	12.8
Other (3)	20.7	20.8	21.0	20.5	20.7	0.0
Mobile accesses	14,684.1	14,798.4	15,196.9	15,126.4	15,366.1	4.6
Prepay	11,422.4	11,380.7	11,555.3	11,303.9	11,310.7	(1.0)
Contract	3,261.7	3,417.7	3,641.6	3,822.5	4,055.4	24.3
Pay TV	856.5	885.0	901.6	907.8	912.5	6.5

Wholesale Accesses	0.4	0.4	0.4	0.4	0.4	(8.4)

Total Accesses	19,694.5	19,870.6	20,299.9	20,268.4	20,549.0	4.3

COLOMBIA
Final Clients Accesses	14,719.5	14,394.9	14,122.8	14,001.6	14,227.4	(3.3)
Fixed telephony accesses (1)	1,450.5	1,431.0	1,420.4	1,427.5	1,435.0	(1.1)
Internet and data accesses	652.8	687.1	714.0	758.8	798.0	22.3
Narrowband	8.5	8.5	8.5	8.4	8.5	(0.1)
Broadband (2)	644.2	678.6	705.4	750.4	789.5	22.5
Mobile accesses	12,358.5	12,005.0	11,703.6	11,516.3	11,680.1	(5.5)
Prepay	9,440.0	9,045.2	8,675.2	8,446.9	8,490.1	(10.1)
Contract	2,918.6	2,959.8	3,028.4	3,069.4	3,190.1	9.3
Pay TV	257.7	271.8	284.8	299.1	314.2	21.9

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	14,722.8	14,398.2	14,126.1	14,004.9	14,230.7	(3.3)

MEXICO
Mobile accesses	19,158.4	19,076.5	19,168.0	19,251.7	19,086.8	(0.4)
Prepay	17,637.8	17,626.1	17,668.3	17,663.6	17,545.7	(0.5)
Contract	1,520.6	1,450.4	1,499.7	1,588.1	1,541.1	1.3
Fixed wireless	886.6	991.9	1,158.9	1,259.0	1,403.1	58.2
Total Accesses	20,045.0	20,068.4	20,326.9	20,510.7	20,489.9	2.2

VENEZUELA
Internet and data accesses	38.7	38.1	37.8	37.4	33.8	(12.7)
Narrowband	30.4	30.0	29.5	29.2	25.6	(15.9)
Broadband (2)	3.2	3.2	3.3	3.4	3.5	7.1
Other (3)	5.1	4.9	5.0	4.8	4.7	(6.5)
Mobile accesses	9,826.4	10,091.0	10,549.0	10,455.5	10,576.8	7.6
Prepay	8,912.1	9,121.1	9,514.8	9,351.4	9,373.3	5.2
Contract	914.4	969.9	1,034.3	1,104.1	1,203.4	31.6
Fixed wireless	882.5	884.7	900.3	865.9	866.1	(1.9)
Pay TV	147.1	169.5	215.3	237.9	277.2	88.5
Total Accesses	10,894.8	11,183.3	11,702.4	11,596.8	11,753.9	7.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (III)

Unaudited figures (Thousands)

	2012			2013
	June	September	December	March	June	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	561.5	579.5	600.4	609.5	617.2	9.9
Fixed Wireless (3)	406.6	421.1	440.2	383.0	383.7	(5.6)
Internet and data accesses	3.3	3.2	3.2	3.3	3.3	2.3
Narrowband	0.2	0.2	0.2	0.2	0.2	(12.8)
Broadband (4)	1.7	1.6	1.6	1.6	1.7	(2.2)
Other (5)	1.3	1.4	1.4	1.4	1.5	10.6
Mobile accesses	8,542.7	8,871.1	9,380.2	9,340.5	9,843.1	15.2
Prepay	7,727.3	8,067.3	8,545.4	8,475.6	8,958.1	15.9
Contract	815.5	803.8	834.8	864.9	885.0	8.5
Total Accesses	9,107.5	9,453.7	9,983.9	9,953.3	10,463.6	14.9

ECUADOR
Mobile accesses	4,710.2	4,710.0	4,972.8	4,988.3	5,025.5	6.7
Prepay	3,954.1	3,936.3	4,169.5	4,148.4	4,138.6	4.7
Contract	756.1	773.8	803.3	839.9	886.9	17.3
Fixed Wireless	40.1	45.5	46.9	45.0	52.7	31.4
Total Accesses	4,750.4	4,755.5	5,019.6	5,033.3	5,078.2	6.9

URUGUAY
Mobile accesses	1,808.4	1,806.1	1,843.5	1,842.8	1,843.6	2.0
Prepay	1,275.5	1,266.3	1,292.9	1,284.3	1,273.2	(0.2)
Contract	532.8	539.8	550.6	558.5	570.4	7.1
Total Accesses	1,808.4	1,806.1	1,843.5	1,842.8	1,843.6	2.0

(1)	Includes Guatemala, Panama, El Salvador, Nicaragua, and Costa Rica.
(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(3)	Fixed Wireless accesses exclude since the first quarter of 2013, 58 thousand accesses included as fixed telephony accesses.
(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2012			2013
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	27,420	29,252	31,062	29,638	29,159	6.3
ARPU (EUR)	8.6	8.6	8.8	8.5	8.3	2.7
ARGENTINA
Traffic (Million minutes)	5,087	5,366	6,084	5,199	5,536	8.8
ARPU (EUR)	11.1	11.1	11.0	10.0	9.6	3.7
CHILE
Traffic (Million minutes)	3,207	3,194	3,475	3,428	3,310	3.2
ARPU (EUR)	11.7	12.4	12.1	11.3	11.3	(4.3)
PERU
Traffic (Million minutes)	5,110	5,459	5,592	5,668	5,826	14.0
ARPU (EUR)	6.4	7.0	6.9	6.8	6.7	7.1
COLOMBIA
Traffic (Million minutes)	4,295	4,447	4,563	4,372	5,014	16.7
ARPU (EUR) (2)	6.8	6.9	7.1	6.9	6.8	6.1
MEXICO
Traffic (Million minutes)	4,505	4,292	4,494	4,363	4,620	2.5
ARPU (EUR)	5.5	5.7	5.8	5.2	5.3	(9.6)
VENEZUELA
Traffic (Million minutes)	3,885	4,153	4,604	4,496	4,752	22.3
ARPU (EUR) (3)	20.6	21.9	22.9	15.6	17.4	26.3
CENTRAL AMERICA (4)
Traffic (Million minutes)	2,738	2,743	2,893	2,892	3,170	15.8
ARPU (EUR)	5.7	5.7	5.7	5.3	5.3	(6.9)
ECUADOR
Traffic (Million minutes)	1,046	1,056	1,062	1,047	1,096	4.8
ARPU (EUR)	7.5	7.9	7.5	7.2	7.5	1.4
URUGUAY
Traffic (Million minutes)	820	858	897	823	848	3.5
ARPU (EUR)	10.2	10.6	11.9	11.1	11.0	5.2

Notes:

•	ARPU calculated as a monthly quarterly average.
•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	ARPU affected by the disconnection of 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	First quarter and second quarter of 2012 figures were reclassified according to a proforma criteria regarding the integration of the fixed and mobile businesses.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2012 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

TELEFÓNICA LATINOAMÉRICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2012			2013
	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	53,641	82,894	113,955	29,638	58,785	9.6
ARPU (EUR)	9.1	8.9	8.9	8.5	8.4	2.2
ARGENTINA
Traffic (Million minutes)	9,751	15,117	21,201	5,199	10,735	10.1
ARPU (EUR)	10.8	10.9	11.0	10.0	9.8	7.2
CHILE
Traffic (Million minutes)	6,395	9,589	13,064	3,428	6,737	5.4
ARPU (EUR)	11.8	12.0	12.0	11.3	11.3	(6.4)
PERU
Traffic (Million minutes)	10,098	15,557	21,149	5,668	11,494	13.8
ARPU (EUR)	6.4	6.6	6.7	6.8	6.8	4.2
COLOMBIA
Traffic (Million minutes)	8,646	13,093	17,656	4,372	9,386	8.6
ARPU (EUR) (2)	7.0	6.9	7.0	6.9	6.9	1.8
MEXICO
Traffic (Million minutes)	8,960	13,252	17,746	4,363	8,983	0.3
ARPU (EUR)	5.5	5.6	5.6	5.2	5.3	(7.9)
VENEZUELA
Traffic (Million minutes)	7,651	11,804	16,408	4,496	9,248	20.9
ARPU (EUR) (3)	20.0	20.6	21.2	15.6	16.5	22.6
CENTRAL AMERICA (4)
Traffic (Million minutes)	5,492	8,234	11,127	2,892	6,063	10.4
ARPU (EUR)	5.8	5.8	5.8	5.3	5.3	(8.2)
ECUADOR
Traffic (Million minutes)	2,172	3,228	4,291	1,047	2,143	(1.3)
ARPU (EUR)	7.4	7.6	7.5	7.2	7.3	0.3
URUGUAY
Traffic (Million minutes)	1,647	2,505	3,403	823	1,672	1.5
ARPU (EUR)	10.4	10.5	10.8	11.1	11.1	4.2

Notes:

•	ARPU calculated as a monthly quarterly average for each period.
•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	ARPU affected by the disconnection of 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	First quarter and second quarter of 2012 figures were reclassified according to a proforma criteria regarding the integration of the fixed and mobile businesses.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2012 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - June				April - June
	2013	2012	% Chg	% Chg Local Cur	2013	2012	%Chg	% Chg Local Cur
BRAZIL
Revenues	6,430	6,898	(6.8)	3.0	3,167	3,295	(3.9)	3.1
Wireless Business	4,209	4,253	(1.0)	9.4	2,063	2,045	0.9	8.2
Mobile service revenues	3,937	4,097	(3.9)	6.2	1,937	1,971	(1.7)	5.4
Data revenues	1,139	1,049	8.6	20.0	583	517	12.6	21.0
Handset revenues	272	156	74.9	93.4	126	74	69.6	82.1
Wireline Business	2,221	2,645	(16.0)	(7.2)	1,104	1,250	(11.7)	(5.4)
FBB and new services (1)	814	898	(9.4)	0.2	408	430	(5.2)	1.6
Voice & Access Revenues	1,384	1,721	(19.6)	(11.1)	685	807	(15.1)	(9.1)
Other	22	26	(14.2)	(5.1)	11	12	(12.7)	(6.5)
OIBDA	2,069	2,515	(17.7)	(9.1)	1,016	1,270	(20.0)	(13.8)
OIBDA margin	32.2%	36.5%	(4.3 p.p. )		32.1%	38.5%	(6.4 p.p. )
CapEx (2)	742	963	(23.0)	(14.8)	473	456	3.7	10.6
OpCF (OIBDA-CapEx) (2)	1,327	1,553	(14.5)	(5.5)	544	814	(33.2)	(27.6)
ARGENTINA
Revenues	1,829	1,779	2.8	21.3	916	911	0.6	20.6
Wireless Business	1,217	1,158	5.1	24.1	607	597	1.7	21.9
Mobile service revenues	1,078	1,062	1.5	19.8	537	544	(1.3)	18.3
Data revenues	512	453	13.0	33.5	261	239	9.5	31.2
Handset revenues	140	96	45.1	71.3	70	53	32.8	59.1
Wireline Business	672	680	(1.3)	16.6	340	343	(0.9)	18.7
FBB and new services (1)	325	308	5.7	24.8	165	158	5.0	25.7
Voice & Access Revenues	321	352	(8.9)	7.6	161	176	(8.5)	9.6
Other	26	20	25.2	47.8	13	9	44.2	72.5
OIBDA	458	516	(11.3)	4.8	227	245	(7.4)	11.0
OIBDA margin (3)	24.6%	28.4%	(3.8 p.p. )		25.0%	26.3%	(1.3 p.p. )
CapEx	234	175	34.0	58.2	148	89	66.8	98.5
OpCF (OIBDA-CapEx)	223	341	(34.5)	(22.6)	78	156	(49.7)	(38.9)
CHILE
Revenues	1,269	1,239	2.5	0.8	643	616	4.3	3.6
Wireless Business	789	747	5.6	3.8	399	369	8.2	7.5
Mobile service revenues	704	694	1.5	(0.2)	354	343	3.1	2.4
Data revenues	141	131	7.8	6.0	72	67	7.7	7.0
Handset revenues	85	53	59.4	56.7	46	26	76.6	75.3
Wireline Business	530	541	(2.1)	(3.7)	268	272	(1.6)	(2.2)
FBB and new services (1)	293	275	6.7	4.9	152	139	8.9	8.1
Voice & Access Revenues	224	252	(11.1)	(12.6)	110	125	(12.4)	(12.9)
Other	13	14	(13.2)	(14.6)	6	7	(16.2)	(16.8)
OIBDA	401	492	(18.6)	(19.9)	198	250	(20.9)	(21.4)
OIBDA margin	31.6%	39.7%	(8.2 p.p. )		30.8%	40.6%	(9.8 p.p. )
CapEx	208	259	(19.7)	(21.0)	130	152	(14.4)	(15.3)
OpCF (OIBDA-CapEx)	193	233	(17.3)	(18.7)	68	98	(30.9)	(30.8)

Notes:

•	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(2)	CapEx includes 28 million euros from the spectrum acquired in the second quarter of 2013.
(3)	Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - June				April - June
	2013	2012	% Chg	% Chg Local Cur	2013	2012	% Chg	% Chg Local Cur
PERU
Revenues	1,237	1,148	7.8	6.8	616	581	5.9	7.6
Wireless Business (1)	695	627	10.9	9.9	348	314	10.5	12.3
Mobile service revenues (1)	608	555	9.7	8.7	305	277	9.9	11.7
Data revenues	128	93	38.3	37.0	63	48	32.1	34.2
Handset revenues	87	72	20.8	19.7	43	37	15.4	17.2
Wireline Business	626	585	7.0	6.0	311	301	3.5	5.1
FBB and new services (2)	401	344	16.6	15.6	200	178	12.0	13.7
Voice & Access Revenues	214	229	(6.6)	(7.4)	106	114	(7.2)	(5.7)
Other	11	12	(9.8)	(10.6)	5	8	(32.9)	(32.2)
OIBDA	431	402	7.3	6.3	207	198	4.7	6.6
OIBDA margin	34.9%	35.0%	(0.2 p.p. )		33.7%	34.1%	(0.4 p.p. )
CapEx	128	123	3.6	2.7	81	66	23.5	24.7
OpCF (OIBDA-CapEx)	304	279	8.9	7.9	126	132	(4.6)	(2.4)
COLOMBIA (3)
Revenues	851	878	(3.1)	(0.1)	425	440	(3.3)	2.6
Wireless Business	518	529	(2.1)	1.1	259	265	(2.0)	4.0
Mobile service revenues	479	491	(2.5)	0.6	239	247	(3.2)	2.7
Data revenues	119	118	0.7	3.9	59	59	0.3	6.4
Handset revenues	38	37	3.2	6.5	20	17	15.0	22.2
Wireline Business	333	350	(4.8)	(1.8)	166	175	(5.3)	0.5
FBB and new services (2)	176	179	(1.4)	1.7	87	90	(2.8)	3.2
Voice & Access Revenues	156	171	(8.5)	(5.6)	78	86	(8.5)	(3.0)
Other	1	1	55.9	60.9	1	0	n.m.	n.m.
OIBDA	287	282	1.8	5.0	144	145	(0.7)	5.3
OIBDA margin	33.8%	32.1%	1.6 p.p.		33.9%	33.0%	0.9 p.p.
CapEx	108	91	19.2	23.0	76	53	44.2	51.2
OpCF (OIBDA-CapEx)	179	191	(6.5)	(3.5)	68	93	(26.2)	(20.9)
MEXICO (T. Móviles Mexico)
Revenues	805	776	3.8	(0.5)	417	386	8.2	1.5
Mobile service revenues	688	693	(0.7)	(4.8)	352	344	2.2	(4.1)
Data revenues	205	237	(13.4)	(16.9)	102	119	(14.4)	(19.8)
Handset revenues	117	83	41.6	35.8	66	41	58.8	49.3
OIBDA	139	186	(25.1)	(28.1)	73	102	(29.1)	(33.4)
OIBDA margin	17.3%	23.9%	(6.6 p.p. )		17.4%	26.5%	(9.1 p.p. )
CapEx	75	74	0.8	(3.4)	61	46	34.1	27.5
OpCF (OIBDA-CapEx)	65	112	(42.2)	(44.6)	11	57	(80.4)	(82.5)

Notes:

•	OIBDA is presented before management and brand fees.
(1)	Includes revenues from fixed wireless.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(3)	First quarter and second quarter of 2012 figures were reclassified according to a proforma criteria regarding the integration of the fixed and mobile businesses.

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (III)

Unaudited figures (Euros in millions)

	January - June				April - June
	2013	2012	% Chg	% Chg Local Cur	2013	2012	% Chg	% Chg Local Cur
VENEZUELA (T. Móviles Venezuela) (1)
Revenues	1,500	1,510	(0.7)	40.2	877	847	3.6	48.8
Mobile service revenues	1,293	1,333	(3.0)	34.9	732	737	(0.5)	39.1
Data revenues (2)	454	508	(10.5)	36.2	233	279	(16.6)	36.2
Handset revenues	207	177	17.1	79.7	144	110	31.0	108.9
OIBDA	650	636	2.2	45.6	366	348	5.0	54.0
OIBDA margin	43.3%	42.1%	1.2 p.p.		41.7%	41.1%	0.6 p.p.
CapEx	116	157	(25.9)	4.2	72	93	(22.4)	5.6
OpCF (OIBDA-CapEx)	533	479	11.4	57.8	293	255	15.0	71.6
CENTRAL AMERICA (3)
Revenues	339	325	4.2	6.8	171	162	5.5	8.7
Mobile service revenues	315	295	7.1	9.7	160	150	6.5	9.6
Data revenues	81	64	27.2	31.0	43	33	28.6	26.0
Handset revenues	23	32	(25.6)	(23.7)	11	12	(6.5)	(2.6)
OIBDA	67	53	24.5	28.7	37	32	14.8	18.9
OIBDA margin	19.6%	16.4%	3.2 p.p.		21.5%	19.8%	1.7 p.p.
CapEx (4)	46	37	21.7	23.7	22	30	(25.7)	(25.5)
OpCF (OIBDA-CapEx) (4)	21	16	31.1	40.5	15	2	n.m.	n.m.
ECUADOR (T. Móviles Ecuador)
Revenues	253	239	5.9	7.3	130	122	6.8	8.8
Mobile service revenues	228	213	7.0	8.4	117	109	7.4	9.3
Data revenues	72	65	11.6	13.0	37	33	10.0	12.0
Handset revenues	24	25	(3.1)	(1.9)	13	13	2.4	4.3
OIBDA	89	83	7.0	8.3	45	44	3.1	5.0
OIBDA margin	35.1%	34.8%	0.3 p.p.		34.7%	36.0%	(1.2 p.p. )
CapEx	27	22	21.9	23.5	22	14	51.6	54.2
OpCF (OIBDA-CapEx)	62	61	1.5	2.8	24	30	(20.4)	(19.1)
URUGUAY (T. Móviles Uruguay)
Revenues	134	123	8.7	6.4	66	59	11.8	8.6
Mobile service revenues	127	118	8.0	5.8	63	56	11.4	8.2
Data revenues	48	42	14.0	11.6	24	22	11.1	8.0
Handset revenues	7	6	22.5	20.0	3	3	20.5	17.2
OIBDA	55	55	0.3	(1.7)	25	25	(1.3)	(4.2)
OIBDA margin	41.1%	44.5%	(3.4 p.p. )		38.1%	43.2%	(5.1 p.p. )
CapEx (5)	32	5	n.m.	n.m.	4	3	21.3	22.2
OpCF (OIBDA-CapEx) (5)	23	50	(53.1)	(54.1)	21	22	(4.7)	(8.0)

Notes:

•	OIBDA is presented before management and brand fees.
(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2012, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Data revenues do not include hyperinflationary adjustments.
(3)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	CapEx includes 5 million euros from the spectrum acquired in Nicaragua in the first quarter of 2012.
(5)	CapEx includes 24 million euros from the spectrum acquired in the first quarter of 2013.

03

TELEFONICA EUROPE1

Telefónica Europe’s operations are undertaking a deep transformation of the business to build a more sustainable model to strengthen its market position and to increase profitability amid a challenging macro and highly competitive environment.

In the second quarter of 2013, Telefónica Europe started to see positive signs from the commercial offer refreshment recently implemented across countries, with a common tariff approach based on an innovative simple data-centric proposition away from subsidies. Hence, in Spain “Movistar Fusion” continued to be the key lever of the commercial performance, in the UK “O2 Refresh” proposition is showing encouraging adoption, in Germany “O2 Blue” all-in tariffs are transforming the customer base and “Free” tariffs in Czech Republic have shown successful results.

On top of this, Telefónica Europe continued to drive the internal transformation of its operational model to adapt it to the new market conditions, building new capabilities to become a digital telco, focusing on cost discipline across the board, and looking to rationalize resource allocation with the aim to make market dynamics more rational, fostering initiatives such as network sharing agreements.

All these efforts are already delivering visible results at the financial level, with a sequential improvement in organic year-on-year revenue trends (-8.8% in the second quarter vs -10.5% in the first quarter) as well as the year-on-year improvement in OIBDA margin in organic terms achieved for a third quarter in a row.

Total customer base reached 101,8 million accesses at the end of June (-1% year-on-year) and was affected by the disconnection of 114 thousands accesses of inactive mobile contract customers in the first quarter of 2013 in Czech Republic and the disposal of the fixed business assets in Telefonica UK in the second quarter of 2013 (720 thousand accesses). Main mobile operating highlights are:

•

The mobile customer base stood at 70.3 million (stable year-on-year) with the contract segment increasing its weight over the total (60% of the base; +1 percentage points year-on-year). In the second quarter mobile net additions turned positive to reach 18 thousand customers (+293 thousand in contract and -275 thousand in prepay) mainly due to the regained commercial traction in Spain after the launch of the new tariffs in April and the ongoing strong trading activity in Telefonica UK, despite the increasing competitive environment across footprint.

•

Mobile broadband accesses grew 17% year-on-year up to 27.4 million customers in June, as a result of the Company’s strategy focused on high value customers, which drove smartphone penetration increase (39% at the end of June; +7 percentage points year-on-year) on the back of attractive mobile data propositions.

Retail fixed telephony accesses declined 6% year-on-year to 15.2 million as of June of 2013, affected by the disposal of the fixed asset in Telefonica UK (with an impact of 209 thousand accesses) while retail fixed broadband accesses stood at 9 million (-6% year-on-year) impacted as well by the aforementioned effect of Telefónica UK (511 thousand accesses).

It should also be highlighted that starting May 1st 2013, Telefónica Europe excludes the financial results of the fixed UK consumer business sold in April.

Revenues reached 13,392 million euros in the first half of the year and decreased by 9.7% year-on-year in organic terms (-11.2% reported) after posting a 8.8% year-on-year decline in the second quarter (-10.7% reported).

[1]	Organic growth: In financial terms it assumes constant average January–June 2012 exchange rates and excludes changes in the perimeter of consolidation and the sale of non-strategic towers and the negative fair value adjustment of T. Ireland.

Excluding the impact from regulation (mobile termination and roaming rate cuts) revenues would have declined 7.7% year-on-year in the first semester in organic terms, showing a better trend compared to previous quarter (-8.5% year-on-year) mainly driven by a lower quarterly drop in Spain and UK.

Mobile data revenues were almost flat in the semester and in the quarter in organic terms (+0.1% year-on-year in both periods), accounting for 44% of mobile service revenues (+4 percentage points year-on-year). Non-SMS data revenues fostered by mobile data propositions continued posting a steady performance growing 10.7% year-on-year vs the first six months of 2012 in organic terms (+9.6% in the second quarter). As a result, non-SMS data revenues accounted for 63% of total data revenues (+6 percentage points year-on-year).

Operating expenses (8,877 million euros in the first half of 2013) decreased 11.2% year-on-year in organic terms (-13.2% reported) after declining by 9.7% organic in the second quarter (-12.2% reported), on the back of the ongoing benefits of the execution of cost cutting initiatives across the board. Operating expenses breakdown is as follows:

•

Supplies were 14.5% lower in organic terms in the first six months of the year, mainly due to lower interconnection costs and lower handset supplies driven by the new commercial strategy of subsidies implemented in Spain from March 2012. In the second quarter, supplies posted a 12.4% decline in organic terms.

•

Personnel expenses in the first semester of 2013 fell 3.4% in organic terms and 3.8% in the second quarter, on the back of the savings from the restructuring plans in Spain and Czech Republic. It is worth mentioning the restructuring provisions that were recorded in UK (40 million euros in the second quarter of 2013 and 8 million euros in the first quarter of 2013), in Czech Republic (14 million euros in the first quarter of 2013 vs 9 million euros in the first semester of 2012, of which 2 were recorded in the second quarter) and in Ireland (7 million euros mainly in the second quarter of 2012).

•

Subcontract expenses declined 10.3% year-on-year in organic terms up to June, reflecting a general reduction in commercial costs and savings in IT and network costs. In the second quarter, subcontract expenses decreased 9.1% in organic terms.

OIBDA amounted to 4,864 million euros in the first half of 2013, posting a 4.5% year-on-year decline in organic terms (-6.0% reported), following a 4.1% decline in the second quarter (-5.7% reported).

It should be noted that OIBDA in the first semester of 2013 was impacted by the above mentioned restructuring expenses in UK and Czech Republic (amounting to 62 million euros, 40 million in the second quarter), the negative fairvalue adjustment of Telefónica Ireland (-16 million euros in the second quarter), and the capital gain of 73 million euros from the disposal of the fixed business assets in UK recorded in the second quarter of 2013.

In 2012 first half results were impacted by restructuring expenses in Ireland and Czech Republic (16 million euros, 8 in the second quarter), the sale of non-core assets in the first quarter in Spain (28 million euros) and Czech Republic (9 million euros), and the sale of applications in Spain (18 million euros in the second quarter).

OIBDA margin reached 36.3% in the January-June period (+2.0 percentage points year-on-year in organic terms), improving for third quarter in a row its year-on year performance in organic terms (+1.8 percentage points in the second quarter to 37.4%).

CapEx stood at 2,115 million euros in the first six months of the year and includes the spectrum acquisition in the UK (717 million euros) and the license spectrum extension in Spain in the second quarter (65 million euros). In organic terms, CapEx was 13.7% lower year-on-year, reflecting the prioritization in investment allocation, the efficiencies from the network sharing agreements and the ongoing investments to foster growth areas (fibre, 3G and 4G mobile networks).

Operating cash flow (OIBDA-CapEx) reached 2,749 million euros in the first half of 2013, virtually stable in organic terms (-0.5% year-on-year).

Telefónica España

Telefónica España’s second quarter results of 2013 confirm the gradual recovery of the business, supported on the consolidation of the benefits from the transformation process, which is allowing the Company to strengthen its competitive positioning and to improve the year-on-year performance of revenues, and at the same time to improve efficiency and obtain a high and sustainable profitability level.

During the quarter, in a market environment with a highly intense competition in which convergence consolidated as the key lever in the sector, there was increased rationality in the mobile business, with commercial launches more focused on rates than on handset subsidies.

Against this backdrop, “Movistar Fusión” remained as the growth engine for Telefónica España’s commercial activity, reaching 2.2 million customers at the end of June 2013, including “Movistar Fusión Cero” customers. Noteworthy was the continued improvement in the capture of new customers, which generate new revenues for the Company. Thus, 56% of the gross additions for “Fusión” and “Fusión Cero” in the quarter corresponded to new customers or customers adding new services, which is 9 percentage points more than in the previous quarter. The number of additional mobile lines contracted continued to increase at a healthy pace. Furthermore, it should be highlighted that despite the launch of “Fusión Cero” customers continued to prefer the higher value offers, as more than 70% of convergent gross additions in the quarter corresponded to the “Movistar Fusión” modality of 49.90 euros or above.

Fibre accesses maintained a strong commercial traction, fostered by “Movistar Fusión” with a net gain in the quarter of 59 thousand accesses, in line with the previous quarter, totalling 431 thousand accesses as of June.

The success of the convergent offer “Movistar Fusión”, combined with the good market acceptance of the new tariffs launched at the beginning of April for mobile-only customers, “Movistar Cero” and “Movistar Total”, and along with the efforts made to improve service quality, have driven not only the capture of new customers but have also contributed to increase loyalty, as reflected in the higher customer satisfaction level and the sequential decrease in churn across services in fixed and mobile business.

As such, the acceptance of the new mobile-only tariffs translated into an improvement of the net loss of mobile contract (140 thousand accesses in the quarter) which was almost half the figure recorded in the first quarter of the year.

Total revenues (fixed + mobile) excluding handset sales, the main focus of the Company in a market that is trending towards convergence with an increasing weight of “Movistar Fusión” in the customer base, continued to gradually improve its year-on-year performance, mainly driven by the higher commercial traction of “Movistar Fusión”, whose revenue “break-even” was reached last January.

The OIBDA margin for the quarter stood at 48.4%, an improvement of 3.6 percentage points on the previous year in organic terms, and 1.4 percentage points higher than in the first quarter, highlighting the sustained generation of savings derived from the Company’s transformation process. Among the set of measures aimed at improving efficiency it should be highlighted: the elimination of subsidies, the simplification of the commercial offer and processes, the personnel cost containment, the insourcing of activities, the redefinition of distribution channels and call centres, the improvement in service quality and customer satisfaction levels, and the benefits of Telefónica’s scale.

Progress in the execution of the transformation programme will result in further savings in both operating costs and in CapEx in the coming quarters.

At the end of June, Telefónica España managed a total of 42.3 million accesses, down 4% year-on-year.

The main highlights from the fixed business were:

•

Retail fixed telephony accesses (-4% year-on-year) posted a net loss in the quarter of 167 thousand accesses, slightly higher than in the first quarter. In the first six months of 2013 net loss however, was 15% lower compared to the same period of previous year.

•

Retail fixed broadband accesses accelerated its pace of growth to 3% in June 2013 with net gain in the quarter of 34 thousand customers and 86 thousand in the half-year period, well above the 5 thousand accesses achieved in the first six months of 2012, due mainly to the launch of “Movistar Fusión” and the continued reduction of churn in the quarter (1.6%, -0.2 percentage points quarter-on-quarter, -0.1 percentage points year-on-year).

The effective broadband ARPU (26.0 euros) in the second quarter of the year fell by 7.6% year-on-year, and decelerated its year-on-year decrease for the third consecutive quarter (-10.3% in the first quarter), positively impacted by the migration of the customers to the new tariffs and the sustained improvement in the customer mix with increasing weigh of fibre customers. Nevertheless, it should be noted that since the launch of “Movistar Fusión” the ARPU of the individual services is impacted by the defined allocation of the convergent products revenues, so its relation with the consumption of services is not as direct.

Fibre customers maintained a noteworthy pace of growth, with net additions in the quarter of 59 thousand accesses, 63.4% more than in the same quarter in 2012 and practically equal to the registered in the first quarter of 2013. Fibre connected customers, which compared to ADSL customers have higher ARPU levels and lower churn, doubled on June 2012 and reached 431 thousand, which represents 16% of the households passed with this technology (2.7 million households).

•

Pay TV accesses reduced its net loss to 27 thousand in the quarter, half of that registered in the previous quarter, positively impacted by the promotion of “Movistar TV Familiar” for 10 euros (instead of 29.9 euros) up to 31 August. However, the total base registered a year-on-year drop of 20%, impacted by the adverse macroeconomic situation.

In the mobile business:

•

Total mobile accesses at the end of June fell 7% year-on-year with contract segment already accounting for 76% of the total (+2 percentage points year-on-year). Smartphone penetration on the mobile access base continued to accelerate and reached 45% (+13 percentage points year-on-year).

The contract net loss in the quarter was 140 thousand accesses, practically half compared to the previous quarter (-275 thousand). This performance evidenced the good acceptance of the new tariffs launched on April which aimed to cover the needs of new market segments. As such, the sequential improvement in contract accesses was explained by a higher volume of migrations from prepay, boosted by the enhanced competiveness of the new tariffs, the higher volume of new customers and the increased customer loyalty, as reflected in the sequential improvement of churn in the quarter.

•	Total churn stood at 2.1% in the quarter and contract churn stood at 1.8%, both posting a 0.3 percentage points reduction on the previous quarter.

•

In terms of portability, Telefónica España registered a negative net contract balance of 174 thousand accesses in the quarter, vs. 181 thousand in the first quarter of the year. This loss continued to be primarily impacted by the migrations of low value customers to competitors’ convergent offers.

•

ARPU fell by 14.1% year-on-year in the quarter (-15.1% in the semester), mainly reflecting lower usage by customers, the greater penetration of the new tariffs and the mobile termination rate cuts (a 14.5% reduction in April 2012, a 7.6% cut in October 2012, and a 12.9% cut in March 2013). Nevertheless, it should be noted that since the launch of “Movistar Fusión” the ARPU of the individual services is impacted by the defined allocation of the convergent products revenues, so its relation with the consumption of services is not as direct.

•

Revenues amounted to 6,559 million euros in the first half of 2013, a year-on-year decline of 15.1% (-13.7% in the quarter), reflecting the drop in revenues from handset sales, which totalled 261 million euros (-60.1% year-on-year, -51.6% in the quarter), as a result of the new commercial model launched in March 2012.

Excluding handset sales, revenues in the first six months of 2013 would have fallen 10.9% year-on-year, and -10.4% in the second quarter, confirming the stabilisation of its pace of decline with respect to previous quarters (-11.4% in the first quarter of 2013 and -12.2% in the fourth quarter of 2012), mainly due to the higher “Movistar Fusión” customer base, the ongoing improvement in its mix of new and already existing customers, as well as the better performance in mobile accesses during the quarter.

•

Fixed line revenues fell by 9.2% year-on-year in the semester, easing for the second consecutive quarter its pace of year-on-year decline (-7.4% in the quarter) thanks to the positive impact of “Movistar Fusión” on commercial activity.

•

Mobile business revenues fell by 22.1% year-on-year in the January-June period, largely due to the aforementioned decline in handset sales revenues. The lower decline of these revenues in the quarter (-19.5% year-on-year) was mainly due to the lower year-on-year fall in revenues from handset sales, even though these revenues were positively impacted by a 62 million euro adjustment in the second quarter of 2012, derived from the change in the Company’s commercial model (with no material impact on OIBDA).

•

Mobile service revenues declined by 13.0% year-on-year in the first half of 2013, and by 12.4% year-on-year in the second quarter, affected by the cuts to mobile termination (April and October 2012, and March 2013) and roaming (July 2012) rates. The negative impact of the customer loyalty programme on mobile service revenues was significantly reduced following the change to the commercial model. On the other hand, handset upgrades decreased 55.3% year-on-year in the quarter (vs -59.3% in the previous quarter).

Excluding regulatory impacts, mobile service revenues fell 11.3% in the first semester, and improved its year-on-year performance in the second quarter (-10.7%), mainly as a result of the quarterly improvement in the performance of the customer base.

Operating expenses amounted to 3,596 million euros in the first six months of the year, with a year-on-year decline of 21.0% (-19.0% in the quarter). Commercial costs continued to fall sharply (-37.0% year-on-year in the first half of 2103, -36.3% in the quarter), as a result of the new commercial model that eliminates the handset subsidies. Breakdown by component is as follows:

•

Supplies (1,277 million euros in the first half of 2013) fell 29.2% on the first half of 2012 (-24.4% in the quarter), primarily due to lower costs of mobile equipment as a consequence of the new commercial policy, and to a lesser extent to reduced interconnection costs.

•

Subcontracting expenses in the first half-year period (1,050 million euros) posted a year-on-year decline of 23.3% (-22.2% in the quarter), reflecting lower expenses of subsidies and commissions and the simplification carried out in different areas of the Company. Among the array of efficiency measures put in place aimed at reducing these costs, it should be highlighted the simplification of the commercial offer and processes, the redefinition of the distribution channel and call centres and the insourcing of activities.

•

Personnel expenses amounted to 1,083 million euros in the first half of 2013 declined 6.5% as a result of the savings derived from the redundancy programme (82 million euros in the half-year period). During the quarter, these expenses accelerated its paced of decline to 9.5% year-on-year, reflecting additional savings of close to 25 million euros, derived from the suspension of the Company’s contribution to the pension plan that was in effect since April. At the end of June, Telefónica España’s headcount totalled 30,250 employees (-6.8% year-on-year).

OIBDA stood at 3,129 million euros at June 2013 and led OIBDA margin to 47.7% (+4.4 percentage points in organic terms), being particularly remarkable the margin 55-in the second quarter of 48.4% (+3.6 percentage points in organic terms). This level allows to consolidate the Company’s profitability as a benchmark in the sector, after surpassing 47% for the fourth consecutive quarter, underpinned by significant savings and greater efficiencies derived from the numerous initiatives that are being implemented within the Company’s transformation process, with results increasingly evident every quarter.

In organic terms, OIBDA (excluding the positive impact from the sale of non-strategic towers in the first half of 2012 of 28 million euros) stabilised its pace of year-on-year decline and fell 6.7% in the quarter and 6.5% in the first six months of 2013 (-7.3% reported). It should be noted that in the second quarter of 2012, there was a positive impact from the disposal of applications of 18 million euros.

CapEx amounted to 627 million euros, 20.3% less than in the January-June period of 2012, thanks to ongoing prioritisation in the allocation of investments and the improvements in quality indices and complaints which allowed total investment to be reduced while at the same to continue developing the fibre roll out. In the second quarter figures included 65 million euros corresponding to the extension of the spectrum licenses for the 900 Mhz bandwidth, so excluding this effect, CapEx would have declined 28.5% year-on-year in the first half of the year.

Lastly, operating cash flow (OIBDA-CapEx) totalled 2,502 million euros in the first six months of the year, a stable year-on-year performance in organic terms (+0.2% year-on-year).

Telefónica UK (year-on-year changes in local currency)

In the second quarter of 2013, Telefónica UK mobile service revenue trend continued to improve on the back of a sustained strong trading momentum in the contract segment and better commercial performance in prepay despite very competitive market dynamics.

This was reinforced by continuous successful management of customer loyalty, which resulted in a market leading contract churn at levels below 1% for a second consecutive quarter.

The new O2 Refresh tariff launched on the 16th of April represents a unique and bold customer approach with an innovative value for money proposition. The tariff is a vehicle to strengthen our market positioning, improve the distribution channel mix and provide our customers with a greater flexibility to “change phones as often as phones change”. Refresh has only been available through our direct channels (on the 14th of July it was launched into the online channel) and only for high-end devices. The take-up of the new tariff has been encouraging in these early stages with a 20% of contract commercial activity opting for a Refresh tariff.

Refresh is a source of differentiation for our direct channels and an enabler to improve the mix of connections via our own channels with the objective to improve our commercial efficiency.

The Company has also outsourced its customer service (2,360 FTE’s) to adapt it to the new digital world with more focus in on-line channels and continues to deploy its network sharing agreement to rationalise and optimise network investment.

It should be highlighted that from the 1st of May, Telefónica UK excludes the financial results of its fixed consumer business (35 million euros in revenues in the period January-April 2013 and no relevant OIBDA contribution), that was sold in April of 2013.

Total accesses reached 23.4 million at the end of June 2013 (stable year-on-year) impacted by the disposal of fixed business assets (720 thousand accesses: 209 thousand in fixed telephony accesses and 511 thousand in fixed broadband accesses). In the mobile segment, the Company posted another quarter of strong commercial results:

•

The solid performance of the mobile contract customer base (+9% year-on-year) drives the total mobile customer base that maintained its growth path and increased 3% year-on-year to reach 23.1 million at the end of June. As a result, the contract mix accounted for 54% of the mobile base, increasing 3 percentage points year-on-year.

•

Strong contract net additions totaling 292 thousand in the quarter (+16% year-on-year) and 542 thousand in the first half of the year (+15% year-on-year) despite the absence of 4G. Prepay net additions improved its trend in the quarter (-78 thousand vs -205 thousand in the first quarter), primarily due to seasonal effects, leading total net additions in the quarter to 214 thousand and 259 thousand in the first half.

•

Contract churn remained at historically and market leading low levels at below the 1.0% mark and improved 0.1 percentage points year-on-year in the quarter and the first half. Total churn was 2.2% in the second quarter, 0.5 percentage points better year-on-year in the quarter and in the first six months, leading to 2.3% in the first half.

•	Smartphone penetration continued to grow and reached 48% at the end of the first half of the year (+5 percentage points year-on-year).

•

Voice traffic increased 1% year-on-year in the second quarter (-1% year-on-year in the first half), as a result of the growth in the contract base, more than offsetting lower usage per customer and prepay base declines.

•

Blended ARPU posted a better year-on-year performance in the second quarter of the year (-7.0% vs -10.0% year-on-year in the first quarter) and declined 8.5% in the first half of the year. Excluding regulation, ARPU was 4.6% lower year-on-year in the second quarter (-5.5% year-on-year in the first half) with voice ARPU ex regulation posting a significant improvement in the quarter (-5.7% year-on-year; -8.6% in the first half) due to RPI, the increasing proportion of contract base and a slower rate of decline in roaming and interconnect. Data ARPU was down 3.5% in the second quarter (-2.3% year-on-year in the first half) impacted by SMS optimisation. Revenues from the “Refresh” model are not being reported under mobile service revenues and are instead reported in hardware revenues, thus smartphone device sales are not being reflected in ARPU.

Revenues amounted to 3,234 million euros in the January-June period (-2.7% year-on-year) improving in the second quarter to -0.5%. Revenues benefited from the launch of Refresh, a new commercial model that results in higher hardware revenues as handset sale is recorded upfront instead of the current model of monthly recognition, and this has contributed 5.5 percentage points to revenue growth in the quarter.

Mobile service revenue maintained its improving performance and totaled 2,758 million euros in the first half (-5.8% year-on-year; -4.3% year-on-year in the second quarter). Excluding the impact of mobile termination rate cuts and roaming regulation, mobile service revenues would have decreased 1.9% year-on-year in the first half, with a better year-on-year trend in the second quarter (-0.9% vs. -2.9% in the first quarter) despite the negative impact of “Refresh model”. Non-SMS data revenue posted a solid growth in the first half of 10.7% year-on-year and drove total data revenues to increase 0.7% year-on-year accounting for 53% of mobile service revenues (+3 percentage points year-on-year).

In the first half of the year, OIBDA totaled 757 million euros (+6.4% year-on-year; +9.2% in the second quarter). This evolution is affected by the non-recurrent effects related to the restructuring expenses of 48 million euros (40 million euros in the second quarter of the year and 8 million euros in the first quarter) that were more than offset by the capital gain of 73 million euros from the disposal of the fixed consumer business.

OIBDA margin stood at 23.4% in the first half of the year (+2.0 percentage points year-on-year) and at 25.8% in the second quarter (+2.4 p.p. percentage points year-on-year) improving its trend quarter-on-quarter affected by the aforementioned impacts.

While margin evolution in the quarter is positively affected by the Refresh commercial model, the Company is strategically increasing the trading through the direct channel in order to move to a more sustainable business model but implies higher upfront commercial cost. The net positive impact from both commercial initiatives was 2.3 percentage points of OIBDA margin in the second quarter while non-recurrent effects explain 2.0 percentage points.

CapEx amounted to 1,071 million euros, and decreased 2.5% year-on-year excluding spectrum acquisition in on the back of the elimination of investments in the fixed network after its disposal and despite the increased investments in the joint deployment of LTE. Telefónica has successfully secured two blocks of 10 Mhz in the 800 Hz spectrum band for a total investment of 717 million euros in the first half, ensuring the best spectrum to deploy LTE services.

Telefónica Germany

In the second quarter of 2013, Telefónica Germany maintained a consistent approach towards a data-centric business model in an increasingly competitive and complex market. The rising demand for data is accelerating transformation in the marketplace, with the Company being very well positioned to lead the market in this transition process to sustain profitable growth in the future.

In this context, Telefónica Germany continued focusing on the high value smartphone segment, seeing early indicators of improved monetisation of data services. The new tariffs launched at the beginning of March are helping to transform the Company to better address an increasingly data centric customer base ahead of the upcoming generation of high-speed data services.

“O2 Blue All-in” tariffs are improving the value of the customer base, with an increasing share of customers taking higher value propositions, reinforcing customer’s loyalty and fostering smartphone penetration. At the same time, LTE enabled smartphones shipments have increased strongly in the second quarter of the year.

The Company is investing in new generation networks in fixed and mobile, with LTE network available in the High Speed metropolitan areas at the end of the quarter. A top quality connectivity service is already available for most of O2 mass market contract customers, anticipating increasing demand for speed and volume in the medium term.

Telefónica Germany’s total access base reached 25.3 million at the end of June 2013 (+1% year-on-year).

Operating highlights are as follows:

•

Mobile accesses continued showing growth at 3% year-on-year to 19.4 million accesses on the back of the higher contract mobile customer base (+6% year-on-year) while the prepaid segment remained stable year-on-year. As a result, customer mix improved over the year, with contract customer base penetration over total mobile base at 53% (+1 percentage points year-on-year).

•

Smartphone penetration reached 29% at the end of June 2013, a continued improvement of 6 p.p. over the previous year. The adoption of LTE-enabled handsets from new and existing customers is increasing (approximately 40% of total handset sales in the second quarter), which is an encouraging trend for further data monetisation.

•

Contract net additions in the quarter were 60 thousand (152 thousand in the first half of the year) as the increased retention activities in the high-end side of the mobile market continued, as well as a very dynamic activity in the discount/no-frills segment. Prepaid net additions improved sequentially to 27 thousand in the quarter (-41 thousands in the first half) driven by secondary brands and new tariff propositions, including smartphone-centric tariffs (e.g. O2 Loop smart and Fonic all-net flat).

•

Contract churn posted a solid performance and declined to 1.3% in the quarter (-0.1 percentage point year-on-year) thanks to the successful management of the high value customer base, including retention and focused tariff migration activities. In the first half of the year contract churn decreased 0.1 p.p. to 1.4%.

•

Mobile ARPU declined 7.7% year-on-year in the first half (-8.4% in the quarter). Excluding mobile termination rates ARPU declined 4.0% in the first half and -4.5% in the second quarter. The year-on-year decline was mainly the result of the ongoing process of long-term contract renewals within the customer base to lower market pricing levels and the general market trend of traditional SMS usage substitution by social media and messaging applications (mostly affecting incoming revenues).

•

Data ARPU maintained its growth rate at 1.0% year-on-year in the second quarter (+1.1% in the first half of the year) despite the negative impact of further deceleration in SMS. The sustainability of data revenue growth is driven by the increasing penetration of smartphones and the popularity of the data-centric offers. By contrast, voice ARPU continued to decelerate (-15.8% in the second quarter and 14.8% in the first half of the year) impacted by mobile termination rate cuts and the introduction of all-in propositions.

•

Retail broadband fixed internet accesses totaled 2.3 million in the quarter (-8% year-on-year). Net disconnections amounted to 40 thousand, a continued improvement over the previous quarters which shows the increased traction of VDSL demand amongst customers.

Revenues amounted to 2,445 million euros in the first half of the year (-4.2% year-on year; -6.2% year-on-year in the second quarter). Excluding the impact from mobile termination rate cuts revenues declined 1.9% in the first half of the year (-3.8% in the second quarter). Handset revenues grew 9.2% year-on-year in the first half (-3.8% year-on-year in the second quarter) with shipment of LTE devices almost doubling quarter-on-quarter.

Mobile service revenue totaled 1,481 million euros in the first half of 2013 (-4.3% year-on-year; -0.4% excluding mobile termination rate cuts), while in the second quarter they declined 5.2% year-on-year (-1.3% excluding the impact from mobile termination rate cuts). The contract segment was the biggest driver for the year-on-year performance of wireless service revenues. The main factors behind this performance were, on the one side, the different trading activity seen vs. 2012, and on the other side, the increase of tariff renewals in the base and the lower contribution to revenues from incoming SMS traffic. Relative to the first quarter of 2013, the second quarter saw a less positive contribution from trading that did not fully offset the lower sequential negative impacts from tariff renewals and SMS substitution by IP messaging applications.

As a result of the fast transition to smartphone-centric tariffs, non-SMS data revenue growth accelerated in the second quarter to 24.6% year-on-year, resulting in a ratio of non-SMS data over total data revenues of 65% in the second quarter, (+10 percentage points year-on-year). In the first half of the year, non-SMS data revenues grew 24.4% year-on-year. As a result, mobile data revenues grew 4.5% in the quarter and 5.0% in the first half of the year, accounting for 48% of mobile service revenues in the quarter (+4 percentage point year-on-year).

Fixed revenues stood at 626 million euros in the first half of the year (-10.2% year-on-year; -9.6% year-on-year in the second quarter), which is a continuation of the impacts from a lower retail DSL base and further reduction of revenues from the low margin voice transit business.

OIBDA totaled 603 million euros in the first half of the year, declining 3.9% year-on-year and 7.0% year-on-year in the second quarter mainly influenced by revenue evolution and focused spend in growth-related areas, partially compensated by evolution of direct costs (such as mobile termination and handset costs) and additional efficiencies from ongoing transformation of the business to a more data-centric and agile organization.

As such, OIBDA margin remains stable at 25.5% in the second quarter (-0.2 p.p. year-on-year) and at 24.7% (+0.1 p.p. year-on-year) in the first half of 2013.

CapEx in the first half of 2013 amounted to 296 million euros, an increase of 9.4% year-on-year, supporting future growth with accelerated investments in the development of the LTE network. At the end of June, LTE is available in the High Speed metropolitan areas to support the upcoming acceleration of demand for speed and capacity foreseen amongst smartphone users.

Telefónica Czech Republic (year-on-year changes in local currency)

In the second quarter of the year, Telefónica Czech Republic consolidated its solid commercial momentum in mobile in the highly competitive Czech Republic market.

The company increased its customer satisfaction in the quarter on the back of the new attractive FREE tariffs introduced in April, changing the market rules, addressing customers’ need and together with the Company’s focus in VDSL places the Czech Republic in a good position to capture profitable growth. As a result, fixed revenues are showing improving trends whilst mobile service revenue stabilize trends excluding the MTRs impact in Czech Republic and continue with solid growth in Slovakia.

Total accesses, including Slovakia, totalled 9.3 million at the end of June and grew 2% year-on-year (affected by the disconnection of 114 thousands accesses of inactive mobile contract customers in the first quarter of 2013 in Czech Republic). Operating highlights in the mobile business include:

•

Total mobile customer base in the Czech Republic sustained its growth path at 2% and reached 5.1 million at the end of June, despite the above mentioned disconnections, with the contract base 2% higher year-on-year accounting for 62% of the base.

•

Contract net additions reached 52 thousand in the second quarter of 2013, 40% higher year-on year and 21% vs. the previous quarter excluding the disconnections, to reach 95 thousands in the first half of 2013 (+48% year-on-year), boosted by the migration from prepay to contract and the new FREE tariffs. Total net additions amounted to 113 thousands in the first half excluding the adjustment (34 thousands in the quarter).

•

The total number of customers in Slovakia totaled 1.4 million customers at the end of the quarter (+14% year-on-year), with the contract base growing at a robust rate of 23% year-on-year and already representing 50% of the base (+4 p.p. year-on-year). Total net additions in the six months to June totalilled 74 thousand (68% in contract) and 30 thousand in the second quarter (88% in contract).

•	Contract churn remained low in the quarter at 1.0% (+0.1 percentage points year-on-year) and total churn at 1.8% (+0.1 percentage points year-on-year).

•	Leading smartphone sales (71% of total handset sales in the quarter) drive to acceleration on smartphone penetration growth (+10 percentage points year-on-year) to reach 20% at the end of June.

•

ARPU declined 15.8% year-on-year in the quarter and 14.9% in the first half of the year, posting an improving performance when excluding the impact of mobile termination rate cuts (-9.2% year-on-year in the quarter and 9.4% in the first half of the year) with better data ARPU trends despite the continuous SMS bundling balancing the deceleration of voice ARPU.

Highlights of fixed business were:

•	Fixed telephony accesses net losses remained stable (-30 thousand net losses in the quarter to amount 61 thousand in the first half) and accesses reached 1.4 million at the end June.

•

Retail broadband internet accesses grew 3% year-on-year to 896 thousand at the end of the quarter. The main growth lever was the upgraded VDSL service with already 310 thousand customers in this service (74% of the total addressable residential base). The number of VDSL customers grew by 22 thousand in the quarter and 50 thousand in the first half of the year.

•	Pay TV customers grew 3% on June 2012, totalising 143 thousand, after recording 1 thousand net additions in the first half of the year.

Revenues for the Czech Republic and Slovakia reached 930 million euros in the first half of the year (-5.2% year-on-year; -5.8% in the second quarter). Excluding mobile termination rate cuts, revenues posted a stable year-on-year performance in the second quarter vs the first quarter (-1.4% year-on-year in the second quarter vs -1.3% in the first quarter) as the improving fixed revenue trends in the Czech Republic offset the lower growth of handset revenues and the deceleration in Slovakia (+10.0% up year-on-year in the first six months and +6.5% year-on-year in the second quarter).

Mobile service revenues amounted to 498 million euros in the January-June period (-8.0% year-on-year; -9.4% in the second quarter). Excluding the impact of regulation, mobile service revenues declined 1.1% year-on-year in the first half (-1.6% year-on-year in the second quarter), mainly due to intensified competitive pressures with decline in traditional voice and messaging revenues. By contrast, handset revenues increased by 32.1% in the first half (+16.7% in the second quarter).

Mobile service revenues in Slovakia posted a solid increase of 7.6% year-on-year in the first half and 4.7% year-on-year in the second quarter of the year largely impacted by mobile termination rate cuts.

Fixed revenues showed an improving trend in the second quarter (-2.9% year-on-year vs -5.4% in the first quarter) amounting to 395 million euros in the first half (-4.2% year-on-year) with higher voice wholesale and ICT revenues.

Fixed broadband and other services revenues improved in the quarter growing 6.0% in the quarter and 4.2% in the first half of the year.

The Company’s focus on efficiency and the lower commercial costs due to the non-subsidy policy led to improved OIBDA trends in the second quarter of the year decreasing by 7.0% in the second quarter, in comparison with the 14.1% decline of the first quarter. As a result OIBDA decreased by 10.5% year-on-year in the first half and reached 356 million euros. It should be highlighted that the first quarter of the year was negatively impacted by restructuring expenses of 14 million euros (9 million euros in the first half of 2012, of which 2 million euros were in the second quarter but was offset by the positive impact of 9 million euros from the sale of non-core assets).

As a result, OIBDA margin in the second quarter stood at 40.0% (-0.5 p.p. year-on-year) and led to an OIBDA margin of 38.2% in the first half of the year (-2.3 p.p. year-on-year) that was mainly impacted by the restructuring costs previously mentioned.

CapEx totalled 86 million in the first half of the year (+1.5% year-on-year), with the Company directing most of its investment into growth areas, focusing on capacity and quality enhancement of mobile broadband network in Czech Republic, starting the deployment of LTE network in existing 1,800 Mhz band spectrum, VDSL/VDSL+ coverage and capacity expansion and IT/System investments to simplify processes and improve operational efficiency.

TELEFÓNICA EUROPE

ACCESSES

Unaudited figures (thousands)

	2012			2013
	June	September	December	March	June	% Chg
Final Clients Accesses	97,683.4	97,423.4	97,575.5	96,861.8	95,885.0	(1.8)
Fixed telephony accesses (1) (2)	16,178.4	15,948.2	15,849.3	15,653.0	15,227.6	(5.9)
Internet and data accesses	10,144.4	10,026.4	10,065.4	10,027.0	9,488.5	(6.5)
Narrowband	490.6	470.2	444.1	432.1	419.2	(14.5)
Broadband (3)	9,608.0	9,510.7	9,576.2	9,548.1	9,027.7	(6.0)
Other (4)	45.9	45.5	45.1	46.8	41.6	(9.3)
Mobile accesses	70,356.2	70,484.7	70,751.5	70,329.6	70,347.6	(0.0)
Prepay	28,977.9	28,837.8	28,680.4	28,229.6	27,954.6	(3.5)
Contract (5)	41,378.3	41,646.9	42,071.1	42,099.9	42,393.0	2.5
Pay TV	1,004.4	964.1	909.3	852.2	821.3	(18.2)

Wholesale Accesses	5,496.3	5,605.9	5,684.3	5,820.7	5,957.0	8.4

Total Accesses	103,179.7	103,029.4	103,259.8	102,682.5	101,842.0	(1.3)

TELEFÓNICA EUROPE

MOBILE ACCESSES

Unaudited figures (thousands)

	2012			2013
	June	September	December	March	June	% Chg
Prepay percentage (%)	41.2%	40.9%	40.5%	40.1%	39.7%	(1.4 p.p.	)
Contract percentage (%)	58.8%	59.1%	59.5%	59.9%	60.3%	1.4 p.p.
MBB accesses (‘000)	23,429.1	24,004.8	25,499.1	26,321.0	27,352.5	16.7
MBB penetration (%)	33%	34%	36%	37%	39%	5.6 p.p.
Smartphone penetration (%)	32%	33%	35%	37%	39%	7.4 p.p.

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(3)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(4)	Retail circuits other than broadband.
(5)	First quarter of 2013 includes the disconnection of 114 thousand inactive accesses in Czech Republic.

TELEFÓNICA EUROPE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2013	2012	Reported	Organic	2013	2012	Reported	Organic
Revenues	13,392	15,080	(11.2)	(9.7)	6,717	7,524	(10.7)	(8.8)
Internal exp. capitalized in fixed assets	242	238	1.7	2.6	125	118	6.0	7.3
Operating expenses	(8,877)	(10,223)	(13.2)	(11.2)	(4,415)	(5,026)	(12.2)	(9.7)
Supplies	(4,172)	(5,052)	(17.4)	(14.5)	(2,091)	(2,487)	(15.9)	(12.4)
Personnel expenses	(1,771)	(1,850)	(4.3)	(3.4)	(874)	(920)	(5.0)	(3.8)
Subcontracts	(2,676)	(3,020)	(11.4)	(10.3)	(1,300)	(1,453)	(10.6)	(9.1)
Bad debt provision	(111)	(133)	(16.3)	(15.8)	(56)	(66)	(14.7)	(13.9)
Taxes	(147)	(169)	(12.9)	(12.8)	(94)	(100)	(5.6)	(5.5)
Other net operating income (expense)	37	14	162.1	162.5	23	24	(3.0)	(2.8)
Gain (loss) on sale of fixed assets	72	68	5.8	127.9	65	28	132.5	199.7
Impairment of goodwill and other assets	(2)	(2)	(33.8)	c.s.	(0)	(1)	(70.5)	c.s.
Operating income before D&A (OIBDA)	4,864	5,174	(6.0)	(4.5)	2,516	2,667	(5.7)	(4.1)
OIBDA Margin	36.3%	34.3%	2.0 p.p.	2.0 p.p.	37.4%	35.4%	2.0 p.p.	1.8 p.p.
Depreciation and amortization	(2,470)	(2,496)	(1.0)	(0.1)	(1,250)	(1,244)	0.5	1.8
Operating income (OI)	2,394	2,678	(10.6)	(8.7)	1,265	1,422	(11.0)	(9.3)

Notes:

•	OIBDA and OI before management and brand fees.
•	From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the fiscal year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.

TELEFÓNICA EUROPE

ACCESSES BY COUNTRY

Unaudited figures (Thousands)

	2012			2013
	June	September	December	March	June	% Chg
TELEFÓNICA ESPAÑA
Final Clients Accesses	39,811.8	39,213.1	38,821.7	38,196.6	37,695.5	(5.3)
Fixed telephony accesses (1)	11,947.5	11,770.5	11,723.0	11,587.2	11,420.3	(4.4)
Naked ADSL	30.6	28.4	25.0	22.9	22.5	(26.5)
Internet and data accesses	5,706.8	5,665.4	5,779.3	5,830.2	5,860.5	2.7
Narrowband	77.0	69.4	54.0	53.2	50.2	(34.8)
Broadband (2)	5,613.2	5,579.8	5,709.3	5,761.7	5,795.6	3.2
Other (3)	16.6	16.2	16.0	15.3	14.7	(11.7)
Mobile accesses	21,365.0	21,017.6	20,608.7	20,119.3	19,782.3	(7.4)
Prepay	5,577.3	5,407.1	5,180.5	4,966.5	4,769.5	(14.5)
Contract	15,787.6	15,610.4	15,428.2	15,152.7	15,012.8	(4.9)
Pay TV	792.4	759.6	710.7	659.9	632.5	(20.2)

Wholesale Accesses	4,222.4	4,310.7	4,396.0	4,502.0	4,626.5	9.6
WLR (4)	470.9	479.6	481.2	485.9	488.6	3.8
Unbundled loops	3,060.7	3,157.9	3,262.0	3,358.1	3,475.3	13.5
Shared ULL	192.5	189.6	183.5	169.5	157.6	(18.1)
Full ULL (5)	2,868.2	2,968.3	3,078.5	3,188.6	3,317.6	15.7
Wholesale ADSL	690.2	672.7	652.3	657.6	662.2	(4.1)
Other (6)	0.6	0.5	0.5	0.4	0.4	(25.6)

Total Accesses	44,034.1	43,523.8	43,217.8	42,698.6	42,322.0	(3.9)

TELEFÓNICA UK
Final Clients Accesses	23,312.2	23,425.4	23,801.7	23,814.0	23,326.8	0.1
Fixed telephony accesses (1) (7)	338.2	362.8	377.4	384.5	192.7	(43.0)
Internet and data accesses	602.0	579.5	560.1	519.4	10.4	(98.3)
Broadband (8)	602.0	579.5	560.1	519.4	10.4	(98.3)
Mobile accesses	22,372.0	22,483.2	22,864.2	22,910.1	23,123.7	3.4
Prepay	10,958.5	10,863.9	10,962.9	10,758.0	10,680.0	(2.5)
Contract	11,413.5	11,619.2	11,901.3	12,152.1	12,443.7	9.0
Wholesale Accesses	34.1	36.4	40.5	42.4	36.8	8.1

Total Accesses	23,346.2	23,461.8	23,842.2	23,856.4	23,363.6	0.1

TELEFÓNICA GERMANY
Final Clients Accesses	24,070.1	24,215.2	24,284.9	24,218.9	24,216.2	0.6
Fixed telephony accesses (1)	2,352.5	2,296.3	2,249.0	2,212.8	2,176.0	(7.5)
Internet and data accesses	2,810.8	2,740.4	2,678.9	2,630.2	2,583.1	(8.1)
Narrowband	319.7	310.1	302.6	294.6	287.9	(9.9)
Broadband	2,491.1	2,430.3	2,376.3	2,335.6	2,295.1	(7.9)
Mobile accesses	18,834.2	19,113.8	19,299.9	19,324.5	19,411.1	3.1
Prepay	9,116.1	9,224.7	9,191.3	9,123.6	9,150.6	0.4
Contract	9,718.1	9,889.1	10,108.5	10,200.9	10,260.5	5.6
Pay TV	72.7	64.8	57.2	51.3	46.0	(36.7)
Wholesale Accesses	1,088.8	1,104.6	1,087.9	1,112.9	1,127.2	3.5

Total Accesses	25,158.9	25,319.9	25,372.8	25,331.8	25,343.3	0.7

TELEFÓNICA IRELAND
Internet and data accesses	28.7	29.5	31.0	31.7	30.9	7.4
Broadband	28.7	29.5	31.0	31.7	30.9	7.4
Mobile accesses	1,567.2	1,553.8	1,541.7	1,530.2	1,520.5	(3.0)
Prepay	796.3	777.4	759.7	739.5	726.6	(8.8)
Contract	770.9	776.4	782.0	790.7	794.0	3.0

Total Accesses	1,596.0	1,583.3	1,572.7	1,561.9	1,551.4	(2.8)

TELEFÓNICA CZECH REPUBLIC
Final Clients Accesses	7,643.1	7,694.1	7,740.3	7,672.7	7,667.0	0.3
Fixed telephony accesses (1)	1,540.2	1,518.6	1,499.9	1,468.4	1,438.6	(6.6)
Naked ADSL	263.4	273.8	285.9	289.7	297.6	13.0
VoIP	67.4	71.6	76.7	79.8	82.1	21.8
Internet and data accesses	996.1	1,011.6	1,016.1	1,015.5	1,003.7	0.8
Narrowband	93.9	90.7	87.6	84.3	81.1	(13.6)
Broadband	872.9	891.6	899.4	899.7	895.7	2.6
Other	29.3	29.3	29.1	31.6	26.9	(8.0)
Mobile accesses	4,967.6	5,024.2	5,082.9	5,047.8	5,081.9	2.3
Prepay	1,854.1	1,883.8	1,891.1	1,926.7	1,909.2	3.0
Contract (9)	3,113.5	3,140.4	3,191.7	3,121.1	3,172.7	1.9
Pay TV	139.2	139.7	141.4	140.9	142.8	2.5
Wholesale Accesses	151.1	154.2	159.9	163.4	166.5	10.2

Total Accesses	7,794.2	7,848.3	7,900.1	7,836.0	7,833.5	0.5

TELEFÓNICA SLOVAKIA
Mobile accesses	1,250.3	1,292.3	1,354.2	1,397.7	1,428.1	14.2
Prepay	675.6	681.0	694.9	715.3	718.8	6.4
Contract	574.7	611.4	659.3	682.5	709.3	23.4

Total Accesses	1,250.3	1,292.3	1,354.2	1,397.7	1,428.1	14.2

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	ADSL, satellite, optical fiber and broadband circuits.
(3)	Leased lines.
(4)	Wholesale Line Rental.
(5)	Includes naked shared loops.
(6)	Wholesale circuits.
(7)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(8)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(9)	First quarter of 2013 includes the disconnection of 114 thousand inactive accesses.

TELEFÓNICA EUROPE

SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2012			2013
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	9,237	9,051	8,737	8,238	8,774	(5.0)
ARPU (EUR)	21.4	21.4	19.8	18.4	18.4	(14.1)
Prepay	9.2	9.5	8.1	7.5	7.5	(17.6)
Contract	25.8	25.5	23.8	22.0	21.9	(15.2)
Data ARPU (EUR)	6.5	6.5	6.5	6.5	6.8	5.0
% non-SMS over data revenues (1)	85.2%	85.3%	87.6%	90.8%	91.6%	6.4 p.p.
TELEFÓNICA UK
Traffic (Million minutes)	12,008	12,077	11,910	11,940	12,105	0.8
ARPU (EUR)	22.4	22.9	21.8	20.1	19.9	(7.0)
Prepay	9.5	9.7	9.1	8.0	7.7	(15.2)
Contract	35.1	35.5	33.7	31.1	30.5	(8.8)
Data ARPU (EUR)	11.4	11.8	11.6	10.6	10.5	(3.5)
% non-SMS over data revenues	46.7%	48.0%	48.7%	49.7%	49.7%	3.0 p.p.
TELEFÓNICA GERMANY
Traffic (Million minutes)	7,399	7,228	7,528	7,444	7,691	3.9
ARPU (EUR)	13.9	14.0	13.6	12.5	12.7	(8.4)
Prepay	5.5	5.7	5.5	5.0	5.1	(7.7)
Contract	21.7	21.8	21.0	19.3	19.5	(10.4)
Data ARPU (EUR)	6.1	6.2	6.2	6.1	6.2	1.0
% non-SMS over data revenues	54.9%	57.9%	59.9%	63.4%	65.4%	10.5 p.p.
TELEFÓNICA IRELAND
Traffic (Million minutes)	991	960	941	901	932	(5.9)
ARPU (EUR)	29.9	29.6	28.8	26.2	27.1	(9.3)
Prepay	20.4	20.4	20.4	18.0	19.0	(7.0)
Contract	39.9	39.0	36.9	34.1	34.6	(13.4)
Data ARPU (EUR)	13.6	13.5	13.4	13.4	13.8	1.6
% non-SMS over data revenues	47.2%	48.5%	49.6%	50.9%	51.7%	4.4 p.p.
TELEFÓNICA CZECH REPUBLIC (2)
Traffic (Million minutes)	2,404	2,359	2,499	2,419	2,714	12.9
ARPU (EUR) (3)	15.8	15.7	14.6	13.2	13.0	(15.8)
Prepay	7.2	7.1	6.6	5.9	5.8	(17.1)
Contract (3)	21.0	20.9	19.3	17.6	17.4	(15.2)
Data ARPU (EUR)	4.4	4.5	4.4	4.1	4.2	(3.1)
% non-SMS over data revenues	45.2%	47.1%	47.4%	49.9%	54.4%	9.2 p.p.

(1)	Non-SMS revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues and Tuenti. Thus, 2012 figures have been restated.
(2)	KPIs for mobile business in Czech Republic do not include Slovakia.
(3)	ARPU and year-on-year change affected by the disconnection of 114 thousand inactive accesses in the first quarter of 2013.

Notes:

•	ARPU calculated as monthly quarterly average.
•	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	T. España ARPU and traffic are affected by the entrance of Tuenti in its consolidation perimeter in 2013, and in 2012 they have been restated with the same criteria.

TELEFÓNICA EUROPE

CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2012			2013
	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	18,594	27,644	36,382	8,238	17,012	(8.5)
ARPU (EUR)	21.7	21.4	20.6	18.4	18.4	(15.1)
Prepay	9.2	9.4	8.8	7.5	7.5	(18.6)
Contract	26.3	25.7	24.7	22.0	22.0	(16.3)
Data ARPU (EUR)	6.5	6.5	6.5	6.5	6.7	2.5
% non-SMS over data revenues (1)	84.0%	84.4%	85.2%	90.8%	91.2%	7.2 p.p.
TELEFÓNICA UK
Traffic (Million minutes)	24,263	36,340	48,250	11,940	24,045	(0.9)
ARPU (EUR)	22.6	22.7	22.5	20.1	20.0	(8.5)
Prepay	9.7	9.7	9.6	8.0	7.9	(16.5)
Contract	35.4	35.5	35.0	31.1	30.8	(10.2)
Data ARPU (EUR)	11.2	11.4	11.4	10.6	10.5	(2.3)
% non-SMS over data revenues	45.2%	46.1%	46.8%	49.7%	49.7%	4.5 p.p.
TELEFÓNICA GERMANY
Traffic (Million minutes)	14,763	21,991	29,519	7,444	15,135	2.5
ARPU (EUR)	13.7	13.8	13.8	12.5	12.6	(7.7)
Prepay	5.4	5.5	5.5	5.0	5.0	(7.0)
Contract	21.6	21.7	21.5	19.3	19.4	(10.0)
Data ARPU (EUR)	6.1	6.1	6.2	6.1	6.2	1.1
% non-SMS over data revenues	54.4%	55.6%	56.7%	63.4%	64.4%	10.0 p.p.
TELEFÓNICA IRELAND
Traffic (Million minutes)	1,995	2,955	3,896	901	1,833	(8.1)
ARPU (EUR)	29.5	29.6	29.4	26.2	26.7	(9.7)
Prepay	19.9	20.1	20.2	18.0	18.5	(7.4)
Contract	40.0	39.7	39.0	34.1	34.3	(14.2)
Data ARPU (EUR)	13.3	13.4	13.4	13.4	13.6	2.1
% non-SMS over data revenues	46.5%	47.1%	47.7%	50.9%	51.3%	4.8 p.p.
TELEFÓNICA CZECH REPUBLIC (2)
Traffic (Million minutes)	4,734	7,093	9,592	2,419	5,133	8.4
ARPU (EUR) (3)	15.8	15.8	15.5	13.2	13.1	(14.9)
Prepay	7.0	7.0	6.9	5.9	5.9	(14.3)
Contract (3)	21.1	21.0	20.6	17.6	17.5	(15.2)
Data ARPU (EUR)	4.4	4.5	4.4	4.1	4.2	(4.4)
% non-SMS over data revenues	45.4%	46.0%	46.3%	49.9%	52.2%	6.7 p.p.

(1)	Non-SMS revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues and Tuenti. Thus, 2012 figures have been restated.
(2)	KPIs for mobile business in Czech Republic do not include Slovakia.
(3)	ARPU and year-on-year change affected by the disconnection of 114 thousand inactive accesses in the first quarter of 2013.

Notes:

•	ARPU calculated as monthly quarterly average of each period.
•	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	T. España ARPU and traffic are affected by the entrance of Tuenti in its consolidation perimeter in 2013, and in 2012 they have been restated with the same criteria.

TELEFÓNICA EUROPE

SELECTED FINANCIAL DATA BY COUNTRY

Unaudited figures (Euros in millions)

	January - June				April - June
	2013	2012	% Chg	% Chg Local Cur	2013	2012	% Chg	% Chg Local Cur
TELEFÓNICA ESPAÑA
Revenues	6,559	7,724	(15.1)		3,299	3,823	(13.7)
Revenues ex-handset revenues	6,298	7,069	(10.9)		3,152	3,520	(10.4)
Wireless Business	2,634	3,382	(22.1)		1,348	1,675	(19.5)
Mobile service revenues	2,373	2,727	(13.0)		1,202	1,372	(12.4)
Data revenues (1)	807	849	(5.0)		408	418	(2.5)
Handset revenues	261	655	(60.1)		147	304	(51.6)
Wireline Business	4,428	4,876	(9.2)		2,207	2,383	(7.4)
FBB and new services (2)	2,147	2,239	(4.1)		1,068	1,110	(3.8)
Voice & access revenues	2,077	2,374	(12.5)		1,036	1,156	(10.4)
Other	204	264	(22.6)		103	117	(12.3)
OIBDA	3,129	3,376	(7.3)		1,598	1,713	(6.7)
OIBDA margin	47.7%	43.7%	4.0 p.p.		48.4%	44.8%	3.6 p.p.
CapEx (3)	627	787	(20.3)		375	431	(13.1)
OpCF (OIBDA-CapEx) (3)	2,502	2,589	(3.3)		1,223	1,281	(4.5)
TELEFÓNICA UK
Revenues	3,234	3,437	(5.9)	(2.7)	1,628	1,718	(5.3)	(0.5)
Mobile service revenues	2,758	3,028	(8.9)	(5.8)	1,377	1,510	(8.8)	(4.3)
Data revenues	1,452	1,492	(2.7)	0.7	726	767	(5.3)	(0.7)
Handset revenues and other	475	409	16.2	20.2	251	208	20.8	26.7
OIBDA	757	736	2.9	6.4	419	402	4.3	9.2
OIBDA Margin	23.4%	21.4%	2.0 p.p.		25.8%	23.4%	2.4 p.p.
CapEx (3)	1,071	375	185.6	195.3	229	177	29.5	36.3
OpCF (OIBDA-CapEx) (4)	(314)	361	(186.9)	(189.9)	190	225	(15.5)	(11.9)
TELEFÓNICA GERMANY
Revenues	2,445	2,554	(4.2)		1,216	1,295	(6.2)
Wireless Business	1,816	1,854	(2.1)		903	950	(5.0)
Mobile service revenues	1,481	1,548	(4.3)		748	789	(5.2)
Data revenues	714	680	5.0		359	344	4.5
Handset revenues	335	307	9.2		155	161	(3.8)
Wireline Business	626	697	(10.2)		311	344	(9.6)
FBB and new services (2)	446	502	(11.1)		221	250	(11.9)
Voice & access revenues	176	189	(6.8)		88	91	(3.5)
Other	4	7	(37.8)		2	2	(7.2)
OIBDA	603	628	(3.9)		310	333	(7.0)
OIBDA margin	24.7%	24.6%	0.1 p.p.		25.5%	25.7%	(0.2 p.p. )
CapEx	296	271	9.4		151	136	10.6
OpCF (OIBDA-CapEx)	307	357	(13.9)		159	196	(19.1)
TELEFÓNICA IRELAND
Revenues	278	313	(11.2)		141	158	(10.4)
Mobile service revenues	250	288	(13.2)		127	145	(12.5)
Data revenues	125	127	(2.0)		63	64	(2.0)
Handset revenues and other	27	24	11.7		15	13	12.7
OIBDA	52	57	(9.2)		28	26	7.0
OIBDA Margin	18.6%	18.2%	0.4 p.p.		19.8%	16.6%	3.2 p.p.
CapEx	27	33	n.m.		18	19	n.s.
OpCF (OIBDA-CapEx)	25	24	c.s.		10	7	c.s.
TELEFÓNICA CZECH REPUBLIC (5)
Revenues	930	1,000	(7.0)	(5.2)	465	504	(7.8)	(5.8)
Wireless Business	535	579	(7.6)	(6.0)	266	294	(9.7)	(8.0)
Mobile service revenues	498	551	(9.5)	(8.0)	248	279	(11.0)	(9.4)
Data revenues	152	151	0.9	2.7	76	76	0.8	2.8
Handset revenues	37	29	29.8	32.1	18	15	14.5	16.7
Wireline Business	395	421	(6.1)	(4.2)	199	210	(5.1)	(2.9)
FBB and new services (2)	202	198	2.0	4.2	102	99	3.6	6.0
Voice & access revenues	191	220	(13.3)	(11.5)	96	110	(12.7)	(10.7)
Other	2	3	(21.6)	(20.0)	1	1	(22.7)	(20.8)
OIBDA	356	405	(12.2)	(10.5)	186	204	(8.9)	(7.0)
OIBDA margin	38.2%	40.5%	(2.3 p.p. )		40.0%	40.5%	(0.5 p.p. )
CapEx	86	86	(0.5)	1.5	52	47	9.4	11.6
OpCF (OIBDA-CapEx)	270	319	(15.4)	(13.7)	134	157	(14.4)	(12.6)

Notes:

•	OIBDA before management and brand fees.
•

From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the fiscal year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.

(1)	T. España wireless data revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues. Thus, 2012 figures have been restated.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(3)	CapEx includes 65 million euros from the spectrum acquired in the second quarter of 2013.
(4)	CapEx includes 47 million euros from the spectrum acquired in the second quarter of 2013.
(5)	Includes Slovakia.

04

ADDENDA

Key Holdings of the Telefónica Group

TELEFÓNICA LATINOAMÉRICA

% Stake
Telefónica Móviles Peru	100.0
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Mexico	100.0
Telefónica Móviles Guatemala	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Panama	100.0
Telefónica Móviles Uruguay	100.0
Telefonía Celular Nicaragua	100.0
Telefónica Costa Rica	100.0
Telefónica Móviles El Salvador	99.2
Telefónica del Peru	98.5
Telefónica Chile	97.9
Telefónica Brazil	73.9
Telefónica Colombia	70.0

TELEFÓNICA EUROPE

% Stake
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telefónica UK	100.0
Telefónica Germany	76.8
Telefónica Czech Republic (1) (2)	69.4
Telefónica Ireland (3)	100.0
Tuenti	91.4
Telyco	100.0
T. Soluciones de Informatica y
Comunicaciones de España	100.0
Telefónica Telecomunic. Públicas	100.0
Iberbanda	100.0
Acens Technologies	100.0

(1)	70.3% including treasury shares.
(2)	It includes 100% of Telefónica Slovakia.
(3)	This company is in a process of divestment.

OTHER STAKES

% Stake
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telco SpA (1)	46.2
DTS, Distribuidora de Televisión Digital	22.0
China Unicom	5.0
Portugal Telecom	0.8
BBVA	0.8

(1)	Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.46%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.19%.

ADDENDA

Changes to the Perimeter

During the first half of 2013 there were no relevant changes in the perimeter of consolidation.

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Distrito Telefónica—Ronda de la Comunicación s/n

28050 Madrid (Spain)

Phone: +34 91 482 87 00

Fax: +34 91 482 85 99

Pablo Eguirón (pablo.eguiron@telefonica.com)

Isabel Beltrán (i.beltran@telefonica.com)

Gonzalo Borja (gonzalo.borjadelsur@telefonica.com)

ir@telefonica.es

http://www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 25th, 2013	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer